Exhibit 2.1

EXECUTION VERSION

SHARE PURCHASE AGREEMENT

between

KDI Holdings Inc.

and

Melrose PLC

Melrose Overseas Holdings Limited

Melrose UK 4 Limited (formerly Dynacast Investments Limited)

5 June 2011

Agreed Form Documents

1.	Power of attorney to vote shares

2.	Letter of resignation of certain directors/secretaries of Target Group Companies

3.	FIRPTA documentation

4.	Spanish Purchase Agreement

5.	Consent from borrowers for the transfer of the Spanish PPLs

6.	Austrian Share Purchase Agreement

7.	Austrian Share Transfer Agreement

Documents to be Delivered at Signing

1.	Purchaser’s Financing Agreements

2.	Signing Announcements

SHARE PURCHASE AGREEMENT dated 5 June 2011 between Melrose PLC, Melrose Overseas Holdings Limited and Melrose UK 4 Limited (formerly Dynacast Investments Limited), each a company incorporated in England and Wales with its registered office at Precision House, Arden Road, Alcester, Warwickshire B49 6HN (the “Sellers”) and KDI Holdings Inc., a Delaware corporation (the “Purchaser”).

RECITALS

1. Together, the Sellers own all the issued share capital of the Target Companies, details of which are set out in Schedule 1.

2. Each Relevant Seller has agreed to sell, and the Purchaser has agreed to purchase, the Shares on the terms and subject to the conditions set out in this Agreement.

3. Melrose UK 4 Limited is the lender of the Spanish PPLs (as defined below).

4. Melrose UK 4 Limited has agreed to transfer, and the Purchaser has agreed to acquire the Spanish PPLs on the terms and subject to the conditions set out in this Agreement.

THE PARTIES AGREE as follows:

1. Interpretation

1.1 In this Agreement:

“Accounts” means the non-statutory combined balance sheets of the Target Group at 31 December 2010 and 31 December 2009 and the related combined statements of income, cash flows and changes in shareholders’ equity for the years ended 31 December 2010 and 31 December 2009, as audited by the Sellers’ outside accountants, together with any notes or reports included in or attached to them, true, correct and complete copies of which are contained in the Disclosure Schedule and “2010 Accounts” means the Accounts for the year ended 31 December 2010.

“Act” means the Companies Act 2006.

“Affiliates” means, with respect to any specified person, (a) any other person which, directly or indirectly, controls, is under common control with, or is controlled by, such specified person, or (b) any director or executive officer with respect to such person.

“Agreed Rate” means 10 per cent. per annum calculated on a daily basis and on the basis of a 365-day year.

“Agreement” means this share purchase agreement, including the schedules, as amended, modified or supplemented from time to time.

“Antitrust Law” and “Antitrust Laws” have the meaning given in Clause 4.3(d).

“Austrian Share” means one quota share corresponding to a registered capital contribution of €35,000, half paid up, in the share capital of Melrose Beteiligungs und Verwaltungs GmbH (to be renamed Dynacast Beteiligungs und Verwaltungs GmbH) currently held by Melrose Overseas Holdings Limited.

“Austrian Share Purchase Agreement” means the share purchase agreement in respect of the Austrian Share in the agreed form to be executed by Melrose Overseas Holdings Limited and KDI Luxembourg SARL in accordance with Clause 2.4.

“Austrian Share Transfer Agreement” means the share transfer agreement in respect of the Austrian Share in the agreed form to be executed by Melrose Overseas Holdings Limited and KDI Luxembourg SARL at Completion in accordance with paragraphs (A)(4) and (B)(6) of Schedule 3.

“Benefit Plan” means (i) all “employee benefit plans,” as defined in section 3(3) of ERISA, maintained, contributed to or sponsored by the Target Group Companies or any of their ERISA Affiliates, or to which the Target Group Companies or any of their ERISA Affiliates have or may have any liability, contingent or otherwise, in each case in which any current or former employee, director, consultant or agent of the Target Group Companies participates, and (ii) all other employee benefit arrangements or payroll practices, including, without limitation, bonus plans, employment, consulting or other compensation agreements, incentive, equity or equity-based compensation, or deferred compensation arrangements, change in control, termination or severance plans or arrangements, stock purchase, severance pay, sick leave, vacation pay, salary continuation for disability, hospitalization, medical insurance, life insurance and scholarship plans and programmes, (x) which are maintained, contributed to or sponsored by the Target Group Companies or any of their ERISA Affiliates or (y) to which the Target Group Companies have or may have any liability, in each case in which any current or former employee, director, consultant or agent of the Target Group Companies participates.

“Budget” means the budgets of the Target Group Companies, copies of which for 2010 and 2011 are contained in the Data Room Information.

“Business Day” means any day other than a Saturday or Sunday or public holiday in England and Wales or the United States.

“Business Warranties” has the meaning given in Clause 7.3.

“Code” means the Internal Revenue Code of 1986, as amended.

“Claim” means any claim for indemnification under Clause 8 of this Agreement or for a breach of a Sellers’ Warranty in Clause 7.2, a Business Warranty, any of Clauses 5.2(m) to (q) inclusive or Clause 5.2(r) (as it relates to Clauses 5.2(m) to (q) inclusive).

“Announcement” means the announcement in the agreed form to be made by Melrose PLC to a RIS as soon as possible following the execution of this Agreement containing the information prescribed by the Listing Rules and any supplementary announcement in connection therewith.

“Completion” means completion of the sale and purchase of the Shares in accordance with this Agreement.

“Completion Date” means the later of (i) the date (not being later than the Long Stop Date) which is five Business Days after the date on which the last of the Conditions is satisfied or waived (other than those Conditions that by their nature are only to be satisfied at Completion, but subject to the satisfaction or waiver of those Conditions at Completion) and (ii) 12 August 2011 or such earlier date as is determined by the Purchaser and notified in writing to the Sellers not less than five Business Days in advance.

“Completion Documents” has the meaning given in Clause 7.1(a).

“Condition” means each of the conditions set out in Clauses 4.1, 4.2 and 4.3 and “Conditions” means all of those conditions.

“Confidentiality Agreement” means the agreement between Melrose PLC and Kenner Equities IV, L.P. dated 16 November 2010 relating to the provision of Information (as defined therein).

“Consent” means any consent, appraisal, waiver, licence, certification, Permit, order or authorisation.

“Contract” means any contract, obligation, plan, undertaking, arrangement, commitment, note, bond, mortgage, indenture, agreement, licence, lease or other instrument.

“Data Room Information” means the materials and information made available for inspection by the Purchaser and its representatives as at 11.59 p.m. on 23 May 2011 in a virtual data room established by Melrose PLC and managed by Intralinks and contained on a DVD provided by the Sellers to the Purchaser on 25 May 2011.

“Debt Commitment Letter” means the Project Zinc Commitment Letter (including each of the Exhibits thereto) dated on or about the date of this Agreement from JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, MIHI LLC and Macquarie Capital (USA) Inc. to KDI Holdings Inc. and KDI Intermediate Holdings LLC.

“Debt Financing Sources” means the providers of financing under the Debt Commitment Letter.

“Delaware Shares” means the one membership unit of US$ 82,683,968 in the capital of Dynacast US 1 LLC (formerly Melrose US 1 LLC) currently held by Melrose Overseas Holdings Limited.

“DHL Shares” means 100 ordinary shares of £1.00 each in the share capital of Dynacast Holdings Limited currently held by Melrose PLC.

“Disclosure Schedule” means the schedule delivered by the Sellers to the Purchaser concurrently herewith and identified as the Disclosure Schedule.

“DUK Shares” means 100,500 ordinary shares of £1.00 each in the share capital of Dynacast (UK) Limited currently held by Melrose UK 4 Limited (formerly Dynacast Investments Limited).

“Encumbrance” means a lien, charge, security interest, mortgage, pledge, claim, option or other encumbrance or right exercisable by a third party having similar effect.

“Environmental Laws” means any statute, regulation, ordinance, rule, common law rule, order, decree, or other requirement of a Governmental Entity that imposes liability or standards of conduct relating to pollution, Hazardous Substances (including the presence of Hazardous Substances in materials or products manufactured, sold or imported) or the protection of the environment (including air, surface water, ground water, land surface, subsurface strata and sediments), natural resources, human health or safety.

“Equity Commitment Letters” means the equity commitment letters from each of (i) MIHI LLC, (ii) Izurium Capital Advisers Europe LLP, (iii) W Capital Dynacast LLC, (iv) Laurel Crown Capital LLC: Series Four-Dynacast, (v) Tower Square Capital Partners III, L.P., Tower Square Capital Partners III-A, L.P. and Tower Square Capital Partners III-B, L.P. and (vi) Kenner Equity Management, LLC and Kenner Equities IV, L.P., each addressed to the Purchaser and dated on or about the date of this Agreement.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any person, any corporation, trade or business which, together with such person, is a member of a controlled group of corporations or a group of trades or businesses under common control within the meaning of section 414 of the Code.

“Event” means any event, act, transaction or omission, including a receipt or accrual of income or gains, distribution, failure to distribute, acquisition, disposal, transfer, payment, loan or advance and the execution of this Agreement and Completion and shall also include any of the same which is deemed to occur under any Tax statute.

“Filing” means a registration, declaration or filing.

“FSA” means the Financial Services Authority.

“GAAP” means generally accepted accounting principles in the United States as in effect as of the date of this Agreement.

“Governmental Entity” means, anywhere in the world, any supra-national, national, state, municipal or local government, any subdivision, court, administrative agency or commission or other authority thereof, or any quasi-governmental or private body exercising any regulatory, taxing, competition, importing or other governmental or quasi-governmental authority, including the European Union.

“Group Payment Arrangement” means any arrangement entered into pursuant to Section 59F Taxes Management Act 1970 (or any equivalent or similar legislation in any other jurisdiction).

“Hazardous Substances” means any element, compound, mixture, solution, substance, material or waste that is regulated, classified or otherwise characterized under or pursuant to any Environmental Law as “hazardous,” “extremely hazardous,” “toxic,” “radioactive,” a “substance of very high concern,” a “pollutant” or a “contaminant,” including petroleum and its byproducts and any “substance” or “preparation” or “article” regulated under REACH.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, without duplication: (i) all obligations of the Target Group and any Target Group Company for borrowed money and all obligations of the Target Group and any Target Group Company evidenced by bonds, debentures, notes or other similar instruments, (ii) all obligations, contingent or otherwise, relative to the face amount of all letters of credit, whether or not drawn, and banker’s acceptances issued for the account of the Target Group and any Target Group Company, (iii) all asset financing obligations of the Target Group and any Target Group Company (other than any operating leases), (iv) all contingent liabilities of the Target Group and any Target Group Company in respect of items in, or any obligations of others of the kinds referred to in, (i), (ii), (iii) or (v) of this definition and (v) all charges, expenses, fees, penalties, duties, breakage costs and other obligations of the Target Group and any Target Group Company that are incurred in connection with the repayment, termination or refinancing (if applicable) of items in (i) to (iv) above; provided that none of the above shall include any Indebtedness of a Target Group Company owed solely to, or in favour solely of, another Target Group Company.

“Information” has the meaning given in the Confidentiality Agreement.

“Insurance Policies” has the meaning given in Clause 9.1.

“Intellectual Property” means:

(a) patents, trade marks, service marks, registered designs, applications and rights to apply for any of those rights, trade, business and company names, internet domain names and e-mail addresses, unregistered trade marks and service marks, copyrights, database rights, rights in software, know how, trade secrets, rights in designs and inventions, invention disclosures, improvements and processes which are in any way connected to the business of the Target Group as conducted on the date of this Agreement; and

(b) rights under licences, consents, orders, statutes or otherwise in relation to a right in paragraph (a).

“Intellectual Property Rights” means all Intellectual Property owned or used by any Target Group Company in, or necessary for, its business as conducted as at the date of this Agreement.

“Intra-Group Loan Amount” means the total amount of all Intra-Group Loans owed by any Target Group Company to any Sellers’ Group Company immediately prior to Completion (except to the extent such Intra-Group Loans will be settled through set-off against Intra-Group Loans owed by any Sellers’ Group Company to such Target Group Company), as set out in a written notice delivered by the Sellers to the Purchaser at least three Business Days prior to the Completion Date.

“Intra-Group Loans” means all loans or other amounts (including any accrued interest thereon, and any charges, expenses, fees, penalties, duties, breakage costs and other obligations that are incurred in connection therewith, but excluding any Intra-Group Trading Amount) owing, directly or indirectly, from any Target Group Company to any Sellers’ Group Company or from any Sellers’ Group Company to any Target Group Company, as the case may be.

“Intra-Group Trading Amounts” means amounts owed by or to a Target Group Company to or by Sellers’ Group Companies in the ordinary course of trading on arm’s length terms.

“Listing Rules” means the listing rules made by the FSA under section 73A of the Financial Services and Markets Act 2000.

“Litigation” means any action, suit, proceeding, investigation or inquiry, whether such matter is before a judicial or administrative Governmental Entity or before an arbitrator or mediator.

“Locked Box Date” means 31 December 2010.

“Long Stop Date” means 31 October 2011.

“Material Adverse Effect” means any change, development, occurrence, effect, circumstance or condition that has been or reasonably would be expected to be materially adverse to the business operations, assets (including intangible assets), liabilities, condition (financial or otherwise), property or results of operations of the Target Group, taken as a whole, provided, however, that nothing arising out of, relating to or resulting from any of the following shall constitute or be deemed to contribute to a Material Adverse Effect, and shall not be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur:

(a) any adverse change, development, occurrence, effect, circumstance or condition caused by changes after the date of this Agreement in (i) general economic or political conditions in the United States and/or any other regions where any Target Group Company operates or (ii) the United States and/or global financial, banking or securities markets (including any disruption thereof, any decline in the price of any security or any market index and any currency rate fluctuations);

(b) changes or developments after the date of this Agreement generally applicable to the industry in which the Target Group operates;

(c) changes after the date of this Agreement in any statute, law (including common law), ordinance, regulation, rule, guideline, order, writ, decree, Permit, agency requirement or licence of any Governmental Entity applicable to the Target Group;

(d) any natural disasters or acts of terrorism, war or an escalation or worsening thereof or sabotage (other than any actual, uninsured damage or casualty loss to any Target Group Company or its properties or assets);

(e) changes after the date of this Agreement in applicable accounting standards or the interpretation thereof;

(f) the announcement, negotiation, execution, performance or compliance with the terms of, or taking any actions required to be taken by, any of the Transaction Documents or any of the transactions contemplated by the Transaction Documents, including any termination of, reduction in or other negative impact on relationships or dealings, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of any Target Group Company due to the announcement and performance of this Agreement, the identity of the parties to this Agreement or any action taken by the Purchaser or its Affiliates or representatives; and

(g) any event that occurs or any action taken or omitted to be taken by the Target Group at the written request or written direction or with the prior written consent of the Purchaser,

except, in the case of items (a), (b), (c), (d) and (e), to the extent such matters have or would reasonably be expected to have a disproportionately greater adverse impact on the Target Group, taken as a whole, as compared with the impact on other persons operating in the same industry as the Target Group, but taking into account, for the purposes of determining whether a Material Adverse Effect has occurred, only the disproportionate impact.

The term “Material Adverse Effect” and whether a Material Adverse Effect has occurred or would reasonably be expected to occur for the purposes of this Agreement shall be construed in accordance with the laws of the State of Delaware, including judicial decisions of the Delaware Chancery Court, and the burden of proof shall fall on the party seeking to demonstrate that a Material Adverse Effect has occurred. The courts of the State of Delaware have non-exclusive jurisdiction to settle any dispute arising therefrom or connected therewith.

“Material Contract” has the meaning given in paragraph (10)(a) of Schedule 6.

“Over-provision” has the meaning given in Clause 14.8(a)(i).

“Permitted Encumbrance” means:

(a) any lien, right of set-off, retention of title, trust relationships or other Encumbrance arising by operation of law, or any lien, right of set-off, retention of title, trust relationship or other similar agreement arising by contract, in each case in the ordinary course of business (provided that if such Encumbrance has arisen as a result of any default on the part of any Target Group Company, such default does not subsist for a period of more than 30 days), and which do not in the aggregate materially detract from the value of the property of the Target Group Companies, taken as a whole, and do not materially impair the use thereof in the operation of the business of the Target Group Companies, taken as a whole;

(b) any Encumbrance arising by operation of law, by contract or under general business conditions, in each case by virtue of the provision of general banking or overdraft facilities (including any cash pooling, net balance, balance transfer or similar arrangements entered into by any Target Group Company) or as otherwise required by the relevant bank under its standard terms and conditions for operation of the relevant accounts or facilities, provided that, unless such Encumbrances are non-consensual or arise by operation of law, in no case shall any such Encumbrances secure (either directly or indirectly) the repayment of any Indebtedness;

(c) any Encumbrance arising in the ordinary course of business under a finance lease, hire purchase, conditional sale agreement or other agreement for the acquisition of assets on deferred payment terms;

(d) any Encumbrance arising by operation of law in respect of Taxes being contested in good faith or required to be created in favour of any Tax Authority or other Governmental Entity in order to appeal against or otherwise challenge Tax assessments and/or claims in good faith;

(e) any netting or set-off arrangement entered into after the date of this Agreement with the Purchaser’s prior consent by any Target Group Company pursuant to a hedging transaction; and

(f) any Encumbrance arising in the ordinary course of business on rental deposits in connection with the occupation of leasehold premises.

“Permits” means permits, certificates, licences, approvals, governmental franchises and other authorisations issued or approved by a Governmental Entity.

“Pre-Completion Reorganisation” means the steps described in Schedule 7, including anything entered into or undertaken pursuant to Clauses 10.3, 10.4 and 10.5.

“Property” means a freehold or leasehold property owned or used by any Target Group Company in, or in connection with, its business, including an individual property and a part of an individual property and including all buildings, structures, improvements and fixtures located on any of the foregoing, and “Properties” means all of them.

“Purchaser’s Conditions” means the Conditions set out in Clause 4.2.

“Purchaser’s Financing Agreements” means the Equity Commitment Letters and the Debt Commitment Letter.

“Purchaser’s Group” means the Purchaser, its parent undertakings and its and their respective subsidiary undertakings, in each case for the time being, and includes Target Group Companies after Completion.

“Purchaser’s Group Undertaking” means the Purchaser, one of its parent undertakings or one of its or their respective subsidiary undertakings, in each case for the time being, and includes a Target Group Company after Completion.

“Purchaser’s Relief” means:

(a) any Relief of a Target Group Company to the extent that it has been treated as an asset in the 2010 Accounts (excluding any notes thereto), including the right to or actual repayment of Tax but excluding any Relief which has been taken into account in computing any deferred Tax provision, or which has resulted in no deferred Tax provision being included, in the 2010 Accounts; or

(b) any Relief of a Target Group Company which is not available on or before the Locked Box Date, but arises in respect of an Event or Events occurring after the Locked Box Date other than any Relief arising in respect of or in relation to any of the circumstances listed in paragraphs (4)(d)(i), (ii), (iii) and (iv) of Schedule 4.

“Purchaser’s Warranties” means the warranties given by the Purchaser in Clauses 7.1 and 7.4.

“REACH” means Regulation (EC) No. 1907/2006 concerning the Registration, Evaluation, Authorisation and Restriction of Chemicals.

“Regulation S-X” governs requirements for financial statements under the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended.

“Relevant Seller” has the meaning given in Clause 1.2(m).

“Relief” includes any relief, loss, allowance, exemption, set-off, deduction or credit in computing or against income, profits, gains or Tax.

“RIS” means a regulatory information service that is approved by the FSA and on the list of Regulatory Information Services maintained by the FSA.

“RM” has the meaning given in Clause 14.5.

“Saving” has the meaning given in Clause 14.8(a)(iii).

“Seller Obligations” has the meaning given in Clause 15.14.

“Sellers’ Conditions” means the Conditions set out in Clause 4.1.

“Sellers’ Counsel” means Simpson Thacher & Bartlett LLP of CityPoint, One Ropemaker Street, London EC2Y 9HU.

“Sellers’ Group” means the Sellers and their respective subsidiary undertakings at the date of this Agreement (but excluding any Target Group Company).

“Sellers’ Group Company” means a Seller or a company which is, at the date of this Agreement, a subsidiary of a Seller (but excluding any Target Group Company).

“Sellers’ Group Undertaking” means a Seller or an undertaking which is, at the date of this Agreement, a subsidiary undertaking of a Seller (but excluding any Target Group Company).

“Sellers’ Relief” has the meaning given in Clause 14.8(a)(ii).

“Sellers’ Warranties” means the warranties given by the Sellers in Clauses 7.1 and 7.2.

“Shares” means the DHL Shares, the Delaware Shares, the Singapore Shares, the Spanish Shares, the DUK Shares and the Austrian Share.

“Singapore Shares” means 36,001,601 ordinary shares of SGD1.00 each in the share capital of Dynacast Singapore Holdings Pte Ltd (formerly Melrose Singapore Holdings Pte Ltd) currently held by Melrose Overseas Holdings Limited.

“Spanish PPLs” means (i) the profit participative loan for a principal amount of €600,000 plus accrued interest from time to time, dated 31 December 2010, granted from Melrose UK 4 Limited (formerly Dynacast Investments Limited) to Melrose Spain S.L. and (ii) the profit participative loan for a principal amount of €11 million (out of which only the amount of €8,882,098 has been utilised under the Utilisation Request dated 10 April 2009) plus accrued interest from time to time, dated 10 February 2009, from Melrose UK 4 Limited (formerly Dynacast Investments Limited) to Dynacast España SA.

“Spanish Purchase Agreement” means the purchase agreement in the agreed form relating to the Spanish Shares to be executed by Melrose Overseas Holdings Limited and the Purchaser (or its nominee) at Completion.

“Spanish Shares” means 6,185,900 ordinary shares of €1.00 each in the share capital of Melrose Spain S.L. (to be renamed Dynacast Parent Spanish Holding Company, S.L.) currently held by Melrose Overseas Holdings Limited.

“Straddle Period” means any taxable period that includes (but does not end on) the Completion Date.

“Surrender of Group Relief” means a surrender of relief for trading losses or other amounts eligible for surrender under Part 5 of the Corporation Tax Act 2010;

“Surrender of Tax Refund” means a surrender of tax refund under section 963 of the Corporation Tax Act 2010;

“Target Company” means each of Dynacast Holdings Limited, Dynacast US 1 LLC (formerly Melrose US 1 LLC), Dynacast Singapore Holdings Pte Ltd (formerly Melrose Singapore Holdings Pte Ltd), Melrose Spain S.L. (to be renamed Dynacast Parent Spanish Holding Company, S.L.), Dynacast (UK) Limited and Melrose Beteiligungs und Verwaltungs GmbH (to be renamed Dynacast Beteiligungs und Verwaltungs GmbH), particulars of which are set out in Schedule 1, and “Target Companies” means all of those companies.

“Target Group” means, collectively, the Target Companies and the Target Subsidiaries.

“Target Group Cash” means cash of the Target Group, as reflected in the cleared balances in the bank statements of the Target Group Companies as at a specified date, without adjustment for any cheques that have been written or received or electronic payments that have been made to or from a Target Group Company but, in either case, have not yet cleared.

“Target Group Company” means a Target Company or a Target Subsidiary and “Target Group Companies” means all of them.

“Target Subsidiary” means each of the companies listed in Schedule 2 and “Target Subsidiaries” means all of them.

“Tax” means any form of taxation, levy, duty, charge, contribution, withholding or impost of whatever nature (including any related fine, penalty, surcharge or interest) imposed, collected or assessed by, or payable to, a Tax Authority.

“Tax Authority” means any government, state or municipality or any local, state, federal or other authority, body or official anywhere in the world exercising a fiscal, revenue, customs or excise function (including HM Revenue & Customs and the United States Internal Revenue Service).

“Tax Refund” has the meaning given in Clause 14.9(a).

“Tax Return” means all returns, notifications, statements, registrations and assessments required by law to be made for Tax purposes by any Target Group Company.

“Transaction” means the transaction contemplated by the Transaction Documents.

“Transaction Documents” means this Agreement, the Purchaser’s Financing Agreements, the Completion Documents and all of the other agreed form documents and other documents entered into on or after the date of this Agreement and pursuant to this Agreement.

“Transfer Taxes” has the meaning given in Clause 14.4.

“VAT” means United Kingdom value added tax or any similar sales tax or tax on the supply of goods and services imposed in any other jurisdiction.

“VATA” means the Value Added Tax Act 1994.

“VAT Group” means any group of companies for the purposes of sections 43 to 43D VATA (inclusive) and the Value Added Tax (Groups: Eligibility) Order 2004 (SI 2004/1931) (or any equivalent or similar legislation in any other jurisdiction).

“Vendor Due Diligence Report” means the report entitled “Project Zinc Vendor Due Diligence Report” prepared by Deloitte LLP and dated 24 May 2011.

“Warranties” means the Sellers’ Warranties, the Business Warranties and the Purchaser’s Warranties.

1.2 In this Agreement, a reference to:

(a) a “subsidiary undertaking” or “parent undertaking” is to be construed in accordance with section 1162 (and Schedule 7) of the Act and to a “subsidiary” or “holding company” is to be construed in accordance with section 1159 (and Schedule 6) of the Act;

(b) liability “under, pursuant to or arising out of” (or any analogous expression) any agreement, contract, deed or other instrument includes a reference to contingent liability under, pursuant to or arising out of (or any analogous expression) that agreement, contract, deed or other instrument;

(c) a party being “liable” to another party, or to “liability”, includes, but is not limited to, any liability in equity, contract or tort (including negligence) or under the Misrepresentation Act 1967;

(d) “includes” or “including” or words of similar meaning, unless specified otherwise, shall be deemed to be followed by the words “without limitation”;

(e) a document in the “agreed form” is a reference to a document in a form approved and for the purposes of identification initialled by or on behalf of each party, with such amendments as may be agreed in writing by or on behalf of each party;

(f) a statutory provision includes a reference to the statutory provision as modified or re-enacted or both from time to time before the date of this Agreement and any subordinate legislation made under the statutory provision (as so modified or re-enacted) before the date of this Agreement;

(g) a “person” includes a reference to any individual, firm, company, corporation or other body corporate, government, state or agency of a state or any joint venture, association or partnership, works council or employee representative body (whether or not having separate legal personality);

(h) a “party” includes a reference to that party’s successors and permitted assigns;

(i) a clause, paragraph or schedule, unless specified otherwise, is a reference to a clause or paragraph of, or schedule to, this Agreement, and the schedules form part of this Agreement;

(j) any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall in respect of any jurisdiction other than England be deemed to include what most nearly approximates in that jurisdiction to the English legal term and to any English statutory provision shall be construed so as to include equivalent or analogous laws of any other jurisdiction;

(k) “materiality” or “material” or any similar expression shall, unless otherwise specified, be construed in the context of the Target Group, taken as a whole;

(l) the phrase “so far as the Sellers are aware” or “to the knowledge of the Sellers” or any similar expression means so far as any of Geoffrey Martin, Joff Crawford, Geoff Morgan, Garry Barnes, Alistair Peart and Matt Richards (each an employee of the Sellers’ Group) is actually aware at the time of the execution of this Agreement and shall be deemed to include the awareness, knowledge or belief which such employee would have had if he had made reasonable enquiries of Simon Newman, Adrian Murphy and David Angell, each of whom shall be required to make reasonable enquiries of each of the managing directors and finance managers of each of the business units of the Target Group;

(m) the “Relevant Seller” means (i) Melrose PLC, to the extent that a liability, transaction or any matter relates to or affects Dynacast Holdings Limited or any of its subsidiaries; (ii) Melrose Overseas Holdings Limited, to the extent that a liability, transaction or any matter relates to or affects Melrose Spain SL (to be renamed Dynacast Parent Spanish Holding Company, S.L.), Dynacast US 1 LLC (formerly Melrose US 1 LLC), Dynacast Singapore Holdings Pte Ltd (formerly Melrose Singapore Holdings Pte Ltd), Melrose Beteiligungs und Verwaltungs GmbH (to be renamed Dynacast Beteiligungs und Verwaltungs GmbH) or any of their respective subsidiaries; (iii) Melrose UK 4 Limited (formerly Dynacast Investments Limited), to the extent that a liability, transaction or any matter relates to or affects Dynacast (UK) Limited or any of its subsidiaries; and (iv) where it is not possible to determine which Seller is the Relevant Seller for the purposes of this Clause 1.2(m), all Sellers shall collectively be the Relevant Seller and the relevant rights or liabilities shall be allocated between them as Melrose PLC may determine;

(n) “$” is to US dollars; and

(o) times of the day is to London time.

1.3 Any monetary sum to be taken into account for the purposes of any of the Warranties or the statements in Schedule 6 where that sum is expressed in a currency other than US dollars shall be translated into US dollars at the closing US dollar spot rate applicable to the balance of all such amounts as are expressed in that currency at close of business in London on the date of this Agreement, as quoted by Lloyds TSB Bank plc.

1.4 The headings in this Agreement do not affect its interpretation.

2. Sale and Purchase

2.1 Each Relevant Seller agrees to sell, with full title guarantee, and the Purchaser agrees to purchase, the Shares, together with each right attaching to the Shares at or after Completion, free of any charge or Encumbrance. Each Relevant Seller covenants that it has full power and the right to procure the transfer of the legal and beneficial title in the Shares.

2.2 Each Relevant Seller waives all rights of pre-emption over any of the Shares conferred upon it by the articles of association of any Target Group Company or in any other way and undertakes to take all reasonable steps necessary to ensure that any rights of pre-emption over any of the Shares are waived.

2.3 Melrose UK 4 Limited (formerly Dynacast Investments Limited) agrees to transfer to the Purchaser all of its rights and obligations under the Spanish PPLs at or after Completion, and the Purchaser agrees to acquire all such rights and assume all such obligations.

2.4 Each of the Sellers and the Purchaser shall procure, each in their respective sphere of influence, that, as soon as reasonably possible but in any event within 5 Business Days of the date of this Agreement, the Austrian Share Purchase Agreement is executed in front of an Austrian notary. The Purchaser shall deliver to Melrose UK 4 Limited (formerly Dynacast Investments Limited) an executed, notarised and apostilled power of attorney of KDI Luxembourg SARL and such other documentation as may be required by the notary for the purpose of the execution of the Austrian Share Purchase Agreement and the Austrian Share Transfer Agreement without undue delay.

3. Consideration

3.1 The purchase price for the Shares and the Spanish PPLs (the “Purchase Price”) shall be an amount, payable in cash on Completion, equal to $590,000,000 less the Intra-Group Loan Amount.

3.2 The Purchase Price shall be allocated in respect of the Shares and the Spanish PPLs as follows:

(a) an amount equal to the outstanding amount of the Spanish PPLs (including interest accrued up to and including Completion) shall be allocated to the Spanish PPLs; and

(b) the balance of the Purchase Price shall be allocated to the Shares. The parties agree that, prior to Completion, they will negotiate in good faith to allocate the balance of the Purchase Price to the Shares in a manner consistent with the fair value of the Shares. In the event that the parties do not agree on such allocation, the matter in dispute shall be resolved as soon as practicable by an independent firm of chartered accountants of international standing as the Seller and the Purchaser shall agree, which resolution shall be binding and conclusive upon the Seller and the Purchaser without further appeal therefrom. Each of the Sellers, on one hand, and the Purchaser, on the other, shall bear one half of the fees and expenses of such firm. Each of the Sellers and the Purchaser shall file all returns, notifications, statements, registrations and assessments required by law to be made by it for Tax purposes in a manner consistent with such resolution, unless otherwise required by law.

4. Conditions to Completion

4.1 The obligation of the Sellers to complete the Transaction is subject to the following Conditions being satisfied or waived in accordance with this Agreement on or before 3.00 p.m. on the date falling five Business Days before the Long Stop Date:

(a) the Purchaser’s Warranties being true and correct in all respects as of the date of this Agreement and on and as of the Completion Date with the same force and effect as if made at and as of the Completion Date; and

(b) all obligations of the Purchaser to be performed hereunder prior to Completion having been fully performed or complied with in all material respects, provided that the Condition in this Clause 4.1(b) shall be deemed to be satisfied if the Purchaser has cured any failure to perform or comply with in all material respects its obligations under this Agreement within ten Business Days of receipt by the Purchaser of written notice from the Sellers setting out in reasonable detail the nature of the alleged failure to perform or comply with its obligations under this Agreement.

4.2 The obligation of the Purchaser to complete the Transaction is subject to the following Conditions being satisfied or waived in accordance with this Agreement on or before 3.00 p.m. on the date falling five Business Days before the Long Stop Date:

(a)(i) the Sellers’ Warranties being true and correct in all respects (or, in the case of the Sellers’ Warranties in Clauses 7.2(d), 7.2(e) and 7.2(f), in all material respects, provided that if and for so long as the Sellers’ Warranty in Clause 7.2(e) is untrue or incorrect and as a result the Purchaser is unable to grant to the Debt Financing Sources or any other lender a pledge over the Shares and the shares or other equity capital in the Target Subsidiaries, the Condition in this Clause 4.2(a)(i) shall not be satisfied) as of the date of this Agreement and on and as of the Completion Date with the same force and effect as if made at and as of the Completion Date and (ii) the Business Warranties being true and correct as of the date of this Agreement except where the failure of such Business Warranties to be true and correct would not in aggregate have a Material Adverse Effect;

(b) all obligations of the Sellers and the Target Group Companies to be performed hereunder prior to Completion having been fully performed or complied with in all material respects, provided that the Condition in this Clause 4.2(b) shall be deemed to be satisfied if the Sellers have cured any failure to perform or comply with in all material respects its obligations under this Agreement within ten Business Days of receipt by the Sellers of written notice from the Purchaser setting out in reasonable detail the nature of the alleged failure to perform or comply with its obligations under this Agreement;

(c) those agreements, liabilities and other obligations between any of the Target Group Companies, on the one hand, and the Sellers or any Sellers’ Group Undertaking or Affiliate of the Sellers (excluding the Target Group Companies), on the other hand, listed under Clause 4.2(c) in the Disclosure Schedule having been terminated, cancelled and discharged prior to or upon Completion with no further obligations or liabilities whatsoever remaining thereunder; and

(d) no Material Adverse Effect having occurred.

4.3 The obligations of the parties to complete the Transaction are subject to the following Conditions being satisfied or waived in accordance with this Agreement on or before 3.00 p.m. on the date falling five Business Days before the Long Stop Date:

(a) no litigation or other contentious proceeding having been commenced on any ground (and not withdrawn or discharged) to prevent the transfer of full legal and beneficial title in and to the Shares from the Sellers to the Purchaser as contemplated in Clause 2 of this Agreement, except where (i) commenced by any of the Purchaser, any of its financing sources or any of their respective Affiliates or (ii) commenced on ground(s) immaterial in the context of the Transaction as a whole, and provided that the Condition in this Clause 4.3(a) shall be deemed to be satisfied if any such proceedings involve a damages claim and the Sellers have given the Purchaser an indemnity in respect of any liabilities arising under such claim;

(b) no statute, rule or regulation having been enacted or promulgated by any Governmental Entity which prohibits the consummation of the Transaction;

(c) there being no order or injunction of a court of competent jurisdiction in effect precluding consummation of the Transaction; and

(d)(i) if, in the reasonable determination of the Purchaser or the Sellers the Transaction triggers a filing requirement under the HSR Act, the waiting period applicable to the consummation of the Transaction under the HSR Act having expired or been terminated, (ii) any filing or other notification required under the antitrust or competition laws of Austria or Germany to be completed in order to consummate the Transaction having been completed and the consent or approval of the relevant Governmental Entity having been obtained or any waiting period applicable under such laws having expired or been terminated (as applicable) and (iii) all waiting periods applicable to the Transaction under any other applicable antitrust law or regulation (together with the HSR Act and the antitrust or competition laws of Austria and Germany, the “Antitrust Laws” and each an “Antitrust Law”) having expired or been terminated, all filings required (in the reasonable determination of the Purchaser or the Sellers) by law to be made prior to Completion by the Sellers or the Purchaser with, and all consents, approvals and authorisations required by law to be obtained prior to Completion by the Sellers or the Purchaser from, any Governmental Entity under any such Antitrust Law in order to consummate the Transaction having been made or obtained (as the case may be), except where the failure for such waiting periods to expire, to make such filings, or to obtain any such consent, approval or authorisation, individually or in the aggregate, is not reasonably likely to have a Material Adverse Effect if the Transaction were consummated to the extent legally permissible.

4.4 The Sellers shall use all reasonable endeavours to achieve satisfaction of the Conditions set out in Clause 4.2 as soon as possible and before the date falling five Business Days before 12 August 2011 or such earlier date as may be specified in a notice as described in limb (ii) of the definition of “Completion Date” (other than the termination, cancellation or discharge of those agreements, liabilities or other obligations listed under Clause 4.2(c) in the Disclosure Schedule which are only to be terminated, cancelled or discharged upon Completion). If, despite using such reasonable endeavours, such Conditions have not been satisfied by that date then the Sellers shall use their reasonable endeavours to achieve satisfaction of such Conditions as soon as practicable after that date and in any event not later than 3:00 p.m. on the date falling five Business Days before the Long Stop Date.

4.5 Each of the Purchaser and the Sellers (with each of the Purchaser, on the one hand, and the Sellers, on the other hand, being responsible for one-half of any associated filing fees and charges under any Antitrust Law up to a maximum of $500,000 and the Purchaser being responsible for all such filing fees and charges in excess of $500,000) shall, or shall cause their respective Affiliates and/or representatives to, use all reasonable endeavours to achieve satisfaction of the Conditions set out in Clause 4.3(d) as soon as possible and in any case before the date falling five Business Days before 12 August 2011 or such earlier date as may be specified in a notice as described in limb (ii) of the definition of “Completion Date”. If, despite using such reasonable endeavours, such Conditions have not been satisfied by that date then each of the Purchaser and the Sellers shall and shall cause their respective Affiliates and/or representatives to, use their reasonable endeavours to achieve satisfaction of such Conditions as soon as practicable after that date and in any event not later than 3:00 p.m. on the date falling five Business Days before the Long Stop Date.

(a) Such reasonable endeavours shall include:

(i) within ten Business Days (unless otherwise provided below) following the date of this Agreement filing with the Federal Trade Commission and the Department of Justice the notification and report forms, if any, required by it under the HSR Act, and as soon as reasonably practicable and in any case within twenty Business Days following the date of this Agreement filing such other antitrust filings or clearances as are required with respect to the Transaction and using commercially reasonable best efforts to make all subsequent filings and submissions required of the Purchaser or the Sellers under the HSR Act or in connection with any other antitrust filings or submissions described in Clause 4.3(d), in order to consummate the Transaction, which form(s) shall be in compliance with the requirements of the HSR Act and any Antitrust Law and shall request early termination of the waiting period imposed by the HSR Act and any other Antitrust Law;

(ii) promptly taking all steps (including making notifications and filings) reasonably necessary to obtain all consents, approvals or actions required in order to satisfy the Conditions set out in Clause 4.3(d);

(iii) making available to the other’s counsel such information as each of them may reasonably request, and as may be appropriate under the Antitrust Laws or otherwise, relative to its business, assets and property as may be required of each of them to file any additional information requested by such Governmental Entity under the HSR Act and any other Antitrust Law;

(iv) progressing the submissions, notifications and filings referred to in Clauses 4.5(a)(i) and (ii) with all diligence and providing all information which is reasonably requested or required by any Governmental Entity in connection with such submission, notification and filings;

(v) notifying the other party prior to all communications (including telephone calls and meetings) with any Governmental Entity, allowing such other party the opportunity to participate in any such calls and meetings to the extent reasonably practicable and allowing the other party (and its advisers) the opportunity to review any material written communications before submission to the extent reasonably practicable and to make such amendments to such communications as the other party may reasonably request;

(vi) to the extent a party is prohibited from participating by a Governmental Entity or chooses not to participate in the communications described in Clause 4.5(a)(v), promptly notifying the other party (and providing copies or, in the case of non-written communications, details) of any communications from any such Governmental Entity relating to any such consent, approval or action;

(vii) promptly providing the other party and its advisers with draft copies of all submissions to, and material communications with, any such Governmental Entity relating to any such consent, approval or action in respect of the Transaction, subject to the other party’s reasonable designation of any competitively sensitive or confidential business material as “outside counsel only,” such materials and information contained therein to be given only to the outside legal counsel of the recipient and not disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the other party or its advisers;

(viii) promptly providing the other party (or its agent) with copies of all such submissions, notifications, filings and other communications in the form submitted or sent, subject to the other party’s reasonable designation of any competitively sensitive or confidential business material as “outside counsel only” and such materials and information contained therein to be given only to the outside legal counsel of the recipient and not disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the other party or its advisers;

(ix) upon request, reviewing with the other party the progress of any notifications and filings to any such Governmental Entity with a view to obtaining clearance from such Governmental Entity at the earliest reasonable opportunity; and

(x) using its commercially reasonable efforts to cooperate in all respects with the other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party,

(b) The foregoing obligations in this Clause 4.5 shall be subject to the confidentiality provisions of this Agreement and any attorney-client, work product or other privilege, and each of the parties hereto shall coordinate and cooperate fully with the other parties hereto in exchanging such information and providing such assistance as such other parties may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods under the HSR Act or any applicable Antitrust Law. The parties will not take any action that will have the effect of delaying, impairing or impeding the receipt of any required authorizations, consents, court orders or approvals.

(c) If any objections are asserted with respect to the Transaction under the HSR Act or any Antitrust Law or if any suit is instituted by any Governmental Entity or any private party challenging the Transaction as violative of the HSR Act or any Antitrust Law, each of the parties shall use commercially reasonable efforts to resolve such objections or challenge as such Governmental Entity or private party may have to such transactions under the HSR Act or such Antitrust Law, including to vacate, lift, reverse or overturn any court order, whether temporary, preliminary or permanent, so as to permit consummation of the Transaction.

(d) Each of the parties shall exercise commercially reasonable efforts to prevent the entry in any claim, action, suit, audit, assessment, arbitration, inquiry, proceeding or investigation, by or before any Governmental Entity which governs Antitrust Law, or any other person of any order, writ, rule, judgment, injunction, decree, stipulation, determination or award entered by or with any government entity which would prohibit, make unlawful or delay the consummation of the Transaction.

4.6 From Completion, each foreign exchange hedging contract to which a Sellers’ Group Company is a party shall continue in effect (unless and until such Sellers’ Group Company determines otherwise) for the benefit of the relevant Sellers’ Group Company and no Target Group Company shall have any rights, obligations or interests under any such contract. Nothing in this Agreement shall prevent any Target Group Company from entering into any foreign exchange hedging contract between the date of this Agreement and Completion (a) that is solely for the benefit for any Target Group Company or Target Group Companies and to which no Sellers’ Group Company is a party and (b) in the ordinary course of business, and nothing in this Agreement shall require any Target Group Company to enter into any foreign exchange hedging contract between the date of this Agreement and Completion.

4.7 Except as required by law, each of (i) the Sellers’ Conditions may be waived by the written agreement of the Sellers, (ii) the Purchaser’s Conditions may be waived by the written agreement of the Purchaser, and (iii) the Conditions in Clause 4.3 may be waived by the written agreement of the Purchaser and the Sellers.

4.8 Each party shall notify the other party promptly in writing upon becoming aware that any of the Conditions have been fulfilled. If, at any time, a party becomes aware of a fact or circumstance that is reasonably likely to prevent a Condition from being satisfied, it shall promptly inform the other party of the matter.

4.9 If any one or more of the Conditions have not been fulfilled (or waived in accordance with this Agreement) by the date falling five Business Days before the Long Stop Date, either the Sellers or the Purchaser may elect to terminate this Agreement with immediate effect; provided, however, that the right to terminate this Agreement pursuant to this Clause 4.9 shall not be available to any party whose failure to perform any of its obligations under this Agreement required to be performed by it at or prior to Completion has been the cause of, or resulted in, the failure of the relevant Conditions to be fulfilled.

4.10 The Purchaser may terminate this Agreement if, at the date of this Agreement or at Completion:

(a) any of the statements of fact set out in Schedule 6 or the Business Warranties are not true and correct (each such untrue and incorrect statement, a “Relevant Statement”); and

(b) the aggregate effect of those Relevant Statements would be, or would reasonably be expected to be, a Material Adverse Effect.

For the avoidance of doubt, no Sellers’ Group Undertaking shall have any liability in respect of the statements of fact in Schedule 6 following Completion (other than the Business Warranties, which shall survive Completion, subject to the limitations in Schedule 4) and, by proceeding to Completion, the Purchaser shall waive any and all rights to terminate this Agreement pursuant to this Clause 4.10.

4.11 Each party’s further rights and obligations cease immediately on termination of this Agreement, but termination does not affect a party’s accrued rights and obligations at the date of termination (including under Clause 4.5).

5. Action Pending Completion

5.1 Between the execution of this Agreement and Completion each Relevant Seller shall cause the Target Group to comply with Clause 5.2 and Schedule 5 and to carry on its business in the ordinary course of business consistent with past practice, except to the extent the Purchaser has otherwise consented in writing. For the avoidance of doubt, each Relevant Seller will procure that each Target Group Company will (a) in good faith and in a manner consistent with past practice, calculate and where appropriate estimate each amount or instalment due in respect of Tax where the due date for payment of such amount or instalment falls prior to Completion (disregarding for these purposes any ability of the Target Company to defer or extend a date for payment); and (b) settle any such amount or instalment with the relevant Tax Authority. However, notwithstanding any other provision of this Agreement, nothing shall prevent the Target Group from taking the actions contemplated by this Agreement, including as set out in Clause 10.4 and Schedule 7, or as disclosed in the Disclosure Schedule.

5.2 Each Relevant Seller covenants and undertakes to the Purchaser that in the period commencing on the day after the Locked Box Date and ending on the Completion Date, except as contemplated by this Agreement, including as set out in Clause 10.4 or Schedule 7, as disclosed in the Disclosure Schedule or to the extent the Purchaser has otherwise consented in writing:

(a) no dividend or other distribution of profits or assets has been or will be declared, paid or made by any Target Group Company;

(b) no payments have been or will be made by or on behalf of a Target Group Company to or for the benefit of any Sellers’ Group Company (other than repayment of borrowing from a Sellers’ Group Company in accordance with this Agreement);

(c) no share capital of any Target Group Company has been or will be redeemed, repurchased or repaid or result in a payment to or an agreement or obligation to make a payment to any person;

(d) no amounts owed to a Target Group Company by any Sellers’ Group Company have been or will be waived or forgiven;

(e) no assets, rights or other benefits have been or will be transferred by a Target Group Company to any Sellers’ Group Company;

(f) no liabilities have been or will be assumed or incurred (or any indemnity given in respect thereof) by a Target Group Company for the benefit of any Sellers’ Group Company;

(g) no Encumbrance (other than a Permitted Encumbrance) has been created over any of the assets of any Target Group Company in favour of or for the benefit of any Sellers’ Group Company;

(h) no management, monitoring or other shareholder or directors’ fees or bonuses or payments of a similar nature have been or will be paid by or on behalf of a Target Group Company to or for the benefit of any Sellers’ Group Company;

(i) other than management time and expenses, no costs or expenses of any Sellers’ Group Company relating to the sale of the Shares (to any person), or to the other transactions contemplated by this Agreement (including any transaction or sale bonuses or other payments payable as a result of the completion of the sale of the Shares (to any person)), have been or will be paid or incurred by or on behalf of any Target Group Company to or on behalf of any Sellers’ Group Company;

(j)(A) no increase in the annual level of compensation of any director, employee or consultant providing services to Target Group Companies with a base salary in excess of $150,000 or local currency equivalent has been or will be paid by any Target Group Company, except (1) as may be required by any existing plan, agreement or arrangement or (2) in the ordinary course of business consistent with past practice for employees who are not officers or directors, including as part of the Target Group Companies’ normal periodic performance reviews and related compensation and benefit increases, (B) no grant of any unusual or extraordinary bonus, benefit or other direct or indirect compensation to any director, employee or consultant providing services to Target Group Companies has been or will be paid by any Target Group Company, (C) no material amendment has been or will be adopted to any Benefit Plan and no new Benefit Plan has been or will be adopted, except as required by law and (D) no new employment, deferred compensation, severance, consulting, non-competition, indemnification, change in control, retention or similar agreement (or amendment of any such agreement) with any director, employee or consultant providing services to Target Group Companies with a base salary in excess of $150,000 or local equivalent has been or will be entered into, except as required by law or by the existing terms of any Benefit Plan;

(k) no Target Group Company has incurred or will incur any Indebtedness;

(l) no loan capital of any Target Group Company has been or will be created, issued, redeemed, purchased or repaid other than in the ordinary course of business consistent with past practice;

(m) each Target Group Company has operated and will operate its business in the ordinary course of business consistent with past practice, including each Target Group Company’s management of cash and working capital (including as regards collection of trade debtors and payment of trade creditors), and in accordance with each Target Group Company’s business, financial and capital expenditure plan;

(n) no Target Group Company has changed or will change its ordinary historical practices as to Tax, accounting or intellectual property licences;

(o) no Sellers’ Group Company has failed or will fail to pay when due any sum or obligation due by any such Sellers’ Group Company to any Target Group Company;

(p) no indemnities have been or will be granted by any Target Group Company in favour of any Sellers’ Group Company;

(q) no Sellers’ Group Company has entered into, and no Sellers’ Group Company will enter into, any agreement or arrangement with any Target Group Company other than in the ordinary course of business consistent with past practice on arm’s length terms, and no Sellers’ Group Company has amended or will amend any such agreement with any Target Group Company; and

(r) no Sellers’ Group Company has agreed or committed or will agree or commit to do any of the things set out in Clauses 5.2(a) to 5.2(q) inclusive.

5.3 Each Relevant Seller shall notify the Purchaser in writing as soon as reasonably practicable if it becomes aware of a payment or transaction which constitutes or which might constitute a breach of Clause 5.1 or 5.2.

5.4 In the event of a breach of any of Clauses 5.2(a) to 5.2(l) inclusive or Clause 5.2(r) (as it relates to Clauses 5.2(a) to 5.2(l) inclusive), each Relevant Seller shall on demand by the Purchaser indemnify and keep indemnified the Purchaser, on a $ for $ basis (without limitation by Schedule 4 or any other provision of this Agreement), against an amount equal to each loss, liability and cost which the Purchaser incurs whether before or after the start of an action arising out of such breach.

5.5 The Relevant Seller is not liable for any claim by the Purchaser pursuant to Clause 5.4 unless the Purchaser has notified the Relevant Seller of such claim stating in reasonable detail (to the extent such information is available at such time) the nature of such claim and the amount claimed (detailing the Purchaser’s calculation of the loss thereby alleged to have been suffered) on or before the date falling twelve months after the Completion Date. A claim notified in accordance with this Clause 5.5 and not satisfied, settled or withdrawn is unenforceable against the Relevant Seller on the expiry of the period of six months starting on the day of notification of such claim, unless proceedings in respect of such claim have been properly issued and validly served on the Relevant Seller. The Relevant Seller shall have no liability for any claim under or pursuant to any other provision of this Agreement to the extent of any recovery by the Purchaser pursuant to a claim under Clause 5.4 and this Clause 5.5.

5.6 The Relevant Seller’s liability for a breach of any of Clauses 5.2(m) to 5.2(q) inclusive or Clause 5.2(r) (as it relates to Clauses 5.2(m) to 5.2(q) inclusive) shall be limited or excluded, as the case may be, as set out in Schedule 4.

5.7 From the date of this Agreement up to and including the Long Stop Date neither the Sellers nor any other Seller Group Company nor their agents or advisers on their behalf will directly or indirectly:

(a) solicit proposals or offers from any entity other than the Purchaser relating to or in respect of the disposal of the Shares or the shares or equity interests of any Target Subsidiary;

(b) consider or entertain any proposal or offer of that kind or enter into or continue any discussion or negotiation in respect of any proposal or offer of that kind; or

(c) save as required by law furnish, or procure to be furnished, to any entity other than the Purchaser any confidential information relating to the Target Companies relating to or in respect of the disposal of the Shares.

6. Completion

6.1 Completion shall take place at the offices of the Sellers’ Counsel or such other location as may be agreed between the parties on the Completion Date.

6.2 At Completion the Sellers and the Purchaser shall do all those things respectively required of them in Schedule 3.

6.3 The Sellers are not obliged to complete this Agreement unless (i) the Purchaser complies with all its obligations under this Clause 6 and Schedule 3 and (ii) the sale and purchase of all the Shares is completed simultaneously.

6.4 If Completion does not take place on the date which is the later of (i) the date (not being later than the Long Stop Date) which is five Business Days after the date on which the last of the Conditions is satisfied or waived (other than those Conditions that by their nature are only to be satisfied at Completion, but subject to the satisfaction or waiver of those Conditions at Completion) and (ii) 12 August 2011 or such earlier date as may be specified in a notice as described in limb (ii) of the definition of “Completion Date” because the Purchaser fails to comply with any of its obligations under this Clause 6 and Schedule 3 (whether such failure by the Purchaser amounts to a repudiatory breach or not), the Sellers may by notice to the Purchaser:

(a) proceed to Completion to the extent reasonably practicable (without limiting their rights under this Agreement); or

(b) postpone Completion to a date not less than three nor more than ten Business Days after such intended Completion Date and not later than the Long Stop Date.

6.5 If the Sellers postpone Completion to another date in accordance with Clause 6.4(b), the provisions of this Agreement apply as if that other date is the Completion Date.

6.6 If Completion does not occur on the postponed Completion Date contemplated in Clause 6.4(b) because the Purchaser fails to comply with any of its obligations under this Clause 6 and Schedule 3 (whether such failure by the Purchaser amounts to a repudiatory breach or not), the Sellers may, by notice to the Purchaser, exercise either of the rights set out in Clause 6.4 or terminate this Agreement immediately upon written notice to Purchaser. If the Sellers terminate this Agreement pursuant to this Clause 6.6, each party’s further rights and obligations cease immediately on termination, but termination does not affect a party’s accrued rights and obligations at the date of termination.

6.7 The Purchaser is not obliged to complete this Agreement unless (i) the Sellers comply with all their obligations under this Clause 6 and Schedule 3 and (ii) the sale and purchase of all the Shares is completed simultaneously.

6.8 If Completion does not take place on the date which is the later of (i) the date (not being later than the Long Stop Date) which is five Business Days after the date on which the last of the Conditions is satisfied or waived (other than those Conditions that by their nature are only to be satisfied at Completion, but subject to the satisfaction or waiver of those Conditions at Completion) and (ii) 12 August 2011 or such earlier date as may be specified in a notice as described in limb (ii) of the definition of “Completion Date” because the Sellers fail to comply with any of their obligations under this Clause 6 and Schedule 3 (whether such failure by the Sellers amounts to a repudiatory breach or not), the Purchaser may by notice to the Sellers:

(a) proceed to Completion to the extent reasonably practicable (without limiting its rights under this Agreement); or

(b) postpone Completion to a date not less than three nor more than ten Business Days after such intended Completion Date and not later than the Long Stop Date.

6.9 If the Purchaser postpones Completion to another date in accordance with Clause 6.8(b), the provisions of this Agreement apply as if that other date is the Completion Date.

6.10 If Completion does not occur on the postponed Completion Date contemplated in Clause 6.8(b) because the Sellers fail to comply with any of its obligations under this Clause 6 and Schedule 3 (whether such failure by the Sellers amounts to a repudiatory breach or not), the Purchaser may, by notice to the Seller, exercise either of the rights set out in Clause 6.8 or terminate this Agreement immediately upon written notice to the Sellers. If the Purchaser terminates this Agreement pursuant to this Clause 6.10, each party’s further rights and obligations cease immediately on termination, but termination does not affect a party’s accrued rights and obligations at the date of termination.

6.11 Following Completion, the Purchaser shall not be entitled to rescind this Agreement or treat this Agreement as terminated and, accordingly, the Purchaser waives all and any rights of rescission or termination it may have following Completion.

7. Warranties and Undertakings

7.1 Each Relevant Seller warrants to the Purchaser and the Purchaser warrants to the Sellers that, at the date of this Agreement and immediately before Completion:

(a) it has the right, power and authority, and has taken all action necessary, to execute, deliver and exercise its rights and perform its obligations under this Agreement and each document to be executed at or before Completion to which it is expressed to be a party (the “Completion Documents”) and each of the other Transaction Documents to which it is expressed to be a party;

(b) its obligations under the Transaction Documents to which it is expressed to be a party are, or when the relevant document is executed will be, enforceable in accordance with their respective terms;

(c) the execution and delivery of, and the performance of its obligations under, the Transaction Documents to which it is expressed to be a party will not:

(i) result in a breach of any provision of its memorandum or articles of association or by-laws or equivalent constitutional documents;

(ii) result in a breach of, or constitute a default under, any instrument to which it is a party or by which it is bound and which is material in the context of the Transaction; or

(iii) result in a breach of any order, judgment or decree of any court or Governmental Entity to which it is a party or by which it is bound or submits and which is material in the context of the Transaction; and

(iv) save as referred to in Clause 4.3(d), require it or, in the case of the Sellers, any Sellers’ Group Company or, in the case of the Purchaser, any Purchaser’s Group Undertaking to obtain any consent or approval of, or give any notice to or make any registration with, any Governmental Entity or any third party which has not been obtained or made at the date of this Agreement both on an unconditional basis and on a basis which cannot be revoked (save pursuant to any legal or regulatory entitlement to revoke the same other than by reason of any misrepresentation or misstatement).

7.2 Each Relevant Seller warrants to the Purchaser that, at the date of this Agreement and immediately before Completion:

(a) the sole legal and beneficial owners of the Shares are Sellers’ Group Companies;

(b) the Shares comprise the whole allotted and issued share capital of the Target Company to which they relate and are fully paid or credited as fully paid and there are no other shares in the capital, capital stock, membership or other equity interests issued and outstanding in any Target Company;

(c) save as disclosed in Schedule 2, each allotted and issued share in the capital of each Target Subsidiary is legally and beneficially owned (either directly or via a Target Subsidiary) by a Target Group Company alone and is fully paid or credited as fully paid and there are no other shares in the capital, capital stock, membership or other equity interests issued and outstanding in any Target Subsidiary;

(d) the Target Companies do not have any subsidiary undertakings other than the Target Subsidiaries and the Target Subsidiaries do not have any subsidiary undertakings other than the Target Subsidiaries that are not direct subsidiary undertakings of the Target Companies;

(e) there is no Encumbrance, and there is no agreement, arrangement or obligation to create or give an Encumbrance, in relation to any of the Shares or any unissued shares in the capital of the Target Group Companies; and

(f) other than this Agreement, there is no agreement, arrangement or obligation requiring the creation, allotment, issue, sale, transfer, redemption or repayment of, or the grant to a person of the right (conditional or not) to require the allotment, issue, sale, transfer, redemption or repayment of, a share in the capital of any Target Group Company (including an option, warrant, profit or participation interest, call, put or right of preemption or conversion).

7.3 Each Relevant Seller warrants to the Purchaser in the terms set out in paragraphs (1), (2), (3), (4), (14)(c) and (16) of Schedule 6 (the “Business Warranties”) as at the date of this Agreement.

7.4 The Purchaser warrants to the Sellers that:

(a) concurrent with the execution of this Agreement, the Purchaser has delivered to the Sellers true, correct and complete copies of the Purchaser’s Financing Agreements;

(b) subject to the satisfaction of the conditions set out in the Purchaser’s Financing Agreements and such sources funding as contemplated in the Purchaser’s Financing Agreements, as of the Completion Date, the Purchaser will have sufficient funds for the purchase of the Shares and all other payments required to be made by the Purchaser under this Agreement and to perform its obligations with respect to the Transaction; and

(c) at the date of this Agreement and immediately before Completion, the Purchaser has not taken or caused to be taken any action that it is aware or should reasonably be aware would have the effect of delaying, impairing or impeding the receipt of the approvals referred to in Clause 4.3(d).

7.5 The Purchaser confirms that:

(a) it will take, or cause to be taken, all steps within its power that are necessary, proper or advisable to:

(i) satisfy on a timely basis, and in any case in sufficient time to ensure Completion may occur on the Completion Date, all conditions to the availability of the financing under the Purchaser’s Financing Agreements, including (w) complying in all material respects with all terms of the “Securities Demand” section of the fee letter entered into in connection with the Debt Commitment Letter and paying all fees and expenses required to be paid thereunder, as described in paragraph 4 of Exhibit D to the Debt Commitment Letter, (x) delivering as soon after the date of this Agreement as commercially practicable a complete printed preliminary offering memorandum, confidential information memorandum and drafts of comfort letters by auditors as described in paragraphs 5 and 6 of Exhibit D to the Debt Commitment Letter, (y) executing and delivering the Facilities Documentation, as defined and described in the Debt Commitment Letter and (z) delivering all other documents to be delivered prior to funding under the Debt Commitment Letter as described in Exhibit D or Section 4.01 of each of Exhibits B and C, as applicable, to the Debt Commitment Letter;

(ii) satisfy all covenants applicable to it, and otherwise comply with its obligations, under the Purchaser’s Financing Agreements;

(iii) if all conditions under the Purchaser’s Financing Agreements (other than the drawdown of funds) have been satisfied or waived in accordance with the terms thereof, consummate the Purchaser’s Financing Agreements and cause the Debt Financing Sources and providers of equity under the Equity Commitment Letters to fund on the Completion Date; and

(iv) enforce its rights under the Purchaser’s Financing Agreements, including bringing an action for damages for any breach thereof, if necessary;

(b) it will give the Sellers prompt notice of any breach or default of any of the Purchaser’s Financing Agreements of which it is actually aware that would reasonably be expected to relieve any Debt Financing Source or equity investor under any Equity Commitment Letter of its obligation to fund in accordance with the relevant Purchaser’s Financing Agreement;

(c) it will not rescind or purport to rescind or agree to any amendments or modifications to the Purchaser’s Financing Agreements that would alter the closing conditions set out therein or any waiver of any provision or remedy under the Purchaser’s Financing Agreements that would alter the closing conditions set out therein without the prior written consent of Melrose PLC, or do or fail to do anything, that, in either case, adversely affects the availability or amount of the financing under any of the Purchaser’s Financing Agreements, releases any provider of financing under any of the Purchaser’s Financing Agreements from its obligation to fund thereunder, adversely impacts its ability to draw down funds under any of the Purchaser’s Financing Agreements or adversely impacts its ability to enforce its rights against the other parties to the Purchaser’s Financing Agreements;

(d) it will not exercise any right to cancel voluntarily the whole or any part of the financing under any of the Purchaser’s Financing Agreements; and

(e) there are no other agreements between the Purchaser and any other parties to the Purchaser’s Financing Agreements that amend the availability of the financing under any of the Purchaser’s Financing Agreements.

7.6 From the date of this Agreement until Completion, each Relevant Seller shall provide, and cause the Target Group to provide, to the Purchaser’s officers, employees, agents, attorneys, consultants, accountants and lenders reasonable access during normal business hours to all of the properties, books, contracts, documents, insurance policies, records and personnel of or with respect to the Target Group as the Purchaser may reasonably request to the extent reasonably necessary to fulfil its obligations under this Agreement.

7.7 From the date of this Agreement until Completion, each Relevant Seller shall provide, and shall cause the Target Group and appropriate representatives of the Target Group’s senior management to provide, and each shall use their respective commercially reasonable efforts to cause their officers, employees, representatives and advisors to provide, the Purchaser with such cooperation and information as reasonably requested by the Purchaser (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Sellers’ Group and the Target Group and reasonable notice is given of such requested cooperation) that is reasonably necessary in connection with the arrangement of the financing of the Transaction (the “Purchaser’s Financing”), including:

(a) participation by the Target Group’s Chief Executive Officer and Chief Financial Officer, or persons performing the functions of such offices from time to time, in a reasonable number of meetings, presentations, road shows and other marketing meetings, due diligence and verification sessions, management presentation sessions, drafting sessions and sessions with prospective lenders, investors and rating agencies in connection with the Purchaser’s Financing, and otherwise providing reasonable assistance for the purpose of obtaining a corporate rating and ratings for any debt securities to be offered by a Target Group Company in the Purchaser’s Financing from one or more rating agencies as the Purchaser may reasonably request;

(b) reasonable assistance with the preparation of materials for rating agency presentations, business projections, financial statements, bank information memoranda, a confidential information memorandum for the bank lending (the bank book), materials for the road show, offering memoranda, and confidential information memoranda and offering circulars, prospectuses and prospectus supplements and similar documents required in connection with the Purchaser’s Financing;

(c) reasonable assistance with any tax or other structural planning by the Purchaser in connection with the Transaction (provided that no steps contemplated by such planning shall be undertaken prior to Completion);

(d) facilitating the pledge of collateral, including taking any actions required to take or perfect security and executing and delivering any pledge and security documents reasonably requested by the Purchaser in connection therewith, other definitive financing documents or other documents as may be customarily required by financing sources in a financing similar to the Purchaser’s Financing (based on the advice of the Purchaser’s legal counsel), including a certificate of the Chief Financial Officer or other appropriate officer of the Target Group with respect to solvency and financial matters, provided that any such pledges shall not be effective prior to Completion;

(e) furnishing the Purchaser and its financing sources with financial information regarding the Target Group as may reasonably be requested by the Purchaser or as otherwise required to be delivered in connection with the financing contemplated hereunder (based on the advice of the Purchaser’s legal counsel), including all financial statements, historical and pro forma financial data of the type customarily required by financing sources in a financing similar to the Purchaser’s Financing (based on the advice of the Purchaser’s legal counsel) and consents of accountants for use of their reports in any materials relating to the Purchaser’s Financing;

(f) promptly furnishing the Purchaser with all financial and other information required to draft the management’s discussion and analysis of financial condition and results of operation with respect to debt securities to be offered by a Target Group Company in the Purchaser’s Financing and promptly furnishing other information and data of the type customarily required by financing sources in a financing similar to the Purchaser’s Financing (based on the advice of the Purchaser’s legal counsel);

(g) reasonable assistance with obtaining accountants’ comfort letters, legal opinions and security documents to the extent customary and necessary in connection with the Purchaser’s Financing (based on the advice of the Purchaser’s legal counsel); and

(h) reasonable assistance with preparing all materials necessary to obtain, and otherwise assisting the Purchaser in obtaining, debt ratings for the Purchaser’s Financing as reasonably requested by the Purchaser, provided, however, that (i) no Sellers’ Group Undertaking shall be required to incur any liabilities or costs or make any payments in connection with the cooperation provided pursuant to this Clause 7.7 and (ii) no Sellers’ Group Undertaking nor any employee, director, agent, officer or adviser of any Sellers’ Group Undertaking shall have any liability whatsoever in respect of any information provided or other assistance given pursuant to this Clause 7.7.

7.8 Melrose PLC shall procure that each Sellers’ Group Company whose corporate name or business name registrations include any reference to “Dynacast”, “Techmire” or “FisherCast” (other than Dynacast Canada (UK) Limited which is in liquidation) shall, prior to Completion, pass all necessary resolutions to cancel such business name registrations and shall change its corporate name to a name which does not include any reference to “Dynacast”, “Techmire” or “FisherCast” and shall procure the registration of the same with the appropriate court or registry promptly thereafter. Upon receipt of confirmation from the appropriate court or registry that such name change has been effected, Melrose PLC shall provide the Purchaser with written evidence that such name change has been effected. The Purchaser acknowledges that each Target Group Company whose corporate name or business name registrations include any reference to “Melrose” will, prior to Completion, pass all necessary resolutions to cancel such business name registrations and shall change its corporate name to a name which does not include any reference to “Melrose” and that the same will be registered with the appropriate court of registry. The Sellers and the Purchaser agree that, from Completion, no Sellers’ Group Company shall have any right to use the “Dynacast”, “Techmire” or “FisherCast” names (except when referring to the businesses of the Target Group as businesses previously under the Sellers’ ownership, their historical results as such, the disposal of the Target Group by the Sellers and the disposal proceeds, including in Melrose PLC’s annual financial statements, analyst presentation or announcements) and no Purchaser’s Group Undertaking or Target Group Company shall have any right to use the “Melrose” name.

7.9 The Purchaser shall procure that each business unit of the Target Group submits to the Sellers, within ten Business Days of Completion, Management Reporting and Statutory Reporting schedules, prepared on a basis consistent with past practice, for the period commencing on the first day of the monthly reporting period in which Completion occurs and ending on the date on which Completion occurs.

7.10 Each of the Warranties shall be construed as a separate Warranty and (save as expressly provided to the contrary) shall not be limited or restricted by reference to or inference from the terms of any other Warranty or any other term of this Agreement.

7.11 The Relevant Seller’s liability for any Claims shall be limited or excluded, as the case may be, as set out in Schedule 4.

8. Indemnification

8.1 With effect from Completion and subject to the provisions of Schedule 4, each Relevant Seller agrees to pay to the Purchaser an amount equal to:

(a) any Tax payable or suffered by a Target Group Company (whether before, on or after the Completion Date) directly as a result of the Pre-Completion Reorganisation;

(b) any Tax payable or suffered by a Target Group Company:

(i) attributable to any Event or Events occurring or deemed for Tax purposes to have occurred on or before the Locked Box Date; or

(ii) by reference to any profits earned, accrued, received or otherwise recognised on or before the Locked Box Date;

(c) any Tax payable or suffered by a Target Group Company attributable to any Event or Events occurring or deemed to have occurred on or before the Completion Date that are not in the Target Group’s ordinary course of business as carried on at or prior to Completion (including any actions taken pursuant to Clause 10.4 and any income, capital gains or other similar Taxes (other than Transfer Taxes) imposed directly or indirectly by reason of the transfer of the Shares contemplated by this Agreement; and

(d) any Tax which would have been saved but for the disallowance, loss or restriction of any Purchaser’s Relief falling within part (a) of the definition of that term in Clause 1.1, or where the relevant Purchaser’s Relief is the right to or actual repayment of Tax, the amount of the repayment in each case where the disallowance, loss or restriction is in consequence of an Event or Events occurring or deemed for Tax purposes to have occurred on or before Completion, provided that this Clause 8.1 shall not apply to any liability for Transfer Taxes to which the provisions of Clause 14.4 apply or to any liability for any Austrian real property transfer Tax to the extent such Tax is payable or suffered as a result of the transfer of the quota share representing a minority interest in Dynacast Österreich Gesellschaft m b H from Melrose UK 4 Limited (formerly Dynacast Investments Limited) to Dynacast (UK) Limited.

8.2 If any liability to Tax for which the Relevant Seller would be liable under Clause 8.1 is reduced or avoided as a result of the use or set-off of a Purchaser’s Relief, Clause 8.1 shall apply as if that Purchaser’s Relief had not been used or set off and the amount payable by the Relevant Seller under Clause 8.1 shall be the amount for which the Relevant Seller would have been liable had that Purchaser’s Relief not been so used.

8.3 If a liability arises as mentioned in Clause 8.1, the Purchaser shall notify the Sellers in writing of the amount payable. If the Sellers request within 14 days starting on the day after delivery of the notice, the Purchaser shall ensure that (wholly at the Relevant Seller’s cost) the Purchaser’s auditors (acting as experts and not as arbitrators) confirm the amount payable, provided that the Relevant Seller shall indemnify the Purchaser in full in respect of any related or additional charge, fine, penalty or interest arising from or in connection with the late payment of any amount to a Tax Authority following the Sellers’ request for confirmation from the Purchaser’s auditors, provided that the Relevant Seller shall not be liable in respect of any charge, fine, penalty or interest which arises in relation to any period commencing on or after the day following the day on which the Relevant Seller pays to the Purchaser any amount due under this Clause 8. This confirmation is (except for manifest error) conclusive and binding on the Sellers. The Relevant Seller shall pay the relevant amount to the Purchaser in cleared funds five Business Days after the date of the notice or, if later, the auditors’ confirmation or, if later, two Business Days before the date on which the relevant Tax is payable.

8.4 Subject to the provisions of Schedule 4, from and after Completion, each Relevant Seller shall indemnify and keep indemnified the Purchaser against all losses, liabilities and costs sustained or incurred by the Purchaser or any Target Group Company, as a result of or arising out of:

(a) any special, closing, sale, change of control, transaction or other extraordinary bonus or other compensation or payment paid or payable by or on behalf of any Target Group Company (agreed by the Target Group or any Sellers’ Group Company before Completion, including those set out under Clause 8.4(a) in the Disclosure Schedule, but whether paid or payable prior to, at or following Completion) to current or former directors, officers, employees, or consultants of any Target Group Company in connection with this Agreement or the Transaction;

(b) any broker, financial and other advisory, legal, tax advisory, accounting, environmental, engineering and other fees, costs and expenses paid or payable by any Target Group Company (incurred or agreed by the Target Group or any Sellers’ Group Company before Completion but whether paid or payable prior to, at or following Completion) in connection with this Agreement and the consummation of the Transaction, including (i) all fees, expenses and other costs associated with terminating agreements with Affiliates, as contemplated by Clause 4.2(c), but excluding Target Group management time and expenses, and (ii) except to the extent allocated to Purchaser pursuant to this Agreement, all other filing, recording and similar fees and amounts payable by or in respect of the Sellers or any Target Group Company to governmental authorities or in connection with the Transaction, including, in all cases, any such amounts paid or payable by the Sellers or any Target Group Company on behalf of the Sellers;

(c) any businesses or operations of the Sellers or any Affiliate of the Sellers (excluding any Target Group Company), including the following businesses: Acco Material Handling Solutions, Bridon International Limited, BRUSH Turbogenerators, BRUSH Transformers Ltd, Harrington Generators International, The Crosby Group Inc, Harris Waste Management Group, Inc., Hawker Siddeley Switchgear, Marelli Motori, McKechnie Plastic Components, Truth Hardware Corporation, Weber Knapp Company;

(d) without limiting the generality of Clause 8.4(c), any liability arising from or in connection with (i) any “employee benefit plan,” as defined in section 3(3) of ERISA or (ii) any other employee benefit arrangement or payroll practice, including, without limitation, any bonus plan, employment, consulting or other compensation agreement, incentive, equity or equity-based compensation, or deferred compensation arrangement, change in control, termination or severance plans or arrangement, stock purchase, severance pay, sick leave, vacation pay, salary continuation for disability, hospitalization, medical insurance, life insurance and scholarship plan or programme, in either case (x) to the extent it covers employees other than employees of any Target Group Company and which is or was sponsored or maintained by any Sellers’ Group Company or any of their ERISA Affiliates (other than any Target Group Company) or (y) except for any liability in respect of the Melrose level stakeholder pension policy with Aviva (described in item 8 under the heading “Pensions” under Schedule 6 Paragraph (9)(a) in the Disclosure Schedule) so far as it relates to John Smith, for which any Sellers’ Group Company or any of their ERISA Affiliates (other than any Target Group Company) is primarily liable;

(e) any fees, costs or expenses paid or payable by any Target Group Company (incurred before Completion but whether paid or payable prior to, at or following Completion) in connection with the Pre-Completion Reorganisation (other than with respect to Taxes, in relation to which see Clause 8.1(a)); or

(f) 75 per cent. of any remediation costs in excess of $250,000 (and only to the extent that such remediation costs exceed $250,000) incurred by any Target Group Company before the date falling three years after the date of this Agreement pursuant to any legal requirement resulting from the identification of concentrations of sulphur, magnesium and aluminium in the soil or groundwater at the property formerly occupied by Dynacast Canada Inc. at 330 rue Avro, Ville de Pointe-Claire, Québec (as described in the Phase I Report dated 29 October 2010 and the Phase II Report dated 21 January 2011, each prepared by Spectrum Associates), provided that (i) no Sellers’ Group Company shall have or assume any obligation or responsibility to monitor, remedy or otherwise deal with any such concentrations and (ii) the liability of the Sellers under this Clause 8.4(f) shall terminate upon receipt by any Target Group Company of confirmation from the Ministère du Développement durable, et de l’Environnement et des Parcs of Québec that it has reviewed and is satisfied with such Phase I Report and Phase II Report, except that any claim for indemnification of which the Sellers have received notice prior to, and which remains valid upon, receipt of such confirmation shall remain valid and be resolved in accordance with Schedule 4.

8.5 From and after Completion, the Purchaser shall indemnify and keep indemnified each Seller against all losses, liabilities and costs sustained or incurred by the Seller or any Sellers’ Group Undertaking, as a result of or arising out of:

(a) any liability of the Target Group or any Target Group Company other than a liability for Tax which is dealt with separately under this Agreement or any other liability in respect of which the Purchaser has a valid claim against the Sellers under this Agreement; or

(b) without limiting the generality of Clause 8.5(a), any liability arising from or in connection with (i) any “employee benefit plan,” as defined in section 3(3) of ERISA or (ii) any other employee benefit arrangement or payroll practice, including, without limitation, any bonus plan, employment, consulting or other compensation agreement, incentive, equity or equity-based compensation, or deferred compensation arrangement, change in control, termination or severance plans or arrangement, stock purchase, severance pay, sick leave, vacation pay, salary continuation for disability, hospitalization, medical insurance, life insurance and scholarship plan or programme, in either case (x) to the extent it covers employees of any Target Group Company and which is sponsored or maintained by any Target Group Company or (y) except in respect of any liability in respect of employees other than employees of any Target Group Company, for which any Target Group Company is primarily liable.

9. Insurance

9.1 Each Relevant Seller shall maintain in full force and effect all insurance policies (including fire and casualty, general liability, theft, life, workers’ compensation, directors and officers, business interruption and all other forms of insurance) which are owned by the Target Group or any of the Target Group Companies or which name the Target Group or any of the Target Group Companies as an insured (or loss payee), including those which pertain to the Target Group’s and Target Group Companies’ respective assets, employees or operations (the “Insurance Policies”) up to and including Completion. Subject to the terms of any Insurance Policy, the Target Group Companies shall remain entitled to:

(a) any accrued claims which are pending at Completion; and

(b) the benefit of any “occurrence” based Insurance Policies in relation to events occurring prior to Completion, provided that:

(i) the Purchaser shall be responsible for any deductibles or other amounts that are required to be self-insured under the terms of such “occurrence” based Insurance Policies;

(ii) each Relevant Seller shall (x) cooperate with the Purchaser for a period of one year after the Completion Date to notify the relevant insurer of any claims associated with such “occurrence” based Insurance Policies and progress such claims as long as these are identified by the Purchaser to the Sellers; and (y) forward to the relevant Target Group Company or, at the election of the Purchaser, the Purchaser any payments collected from any insurer in respect of any such claims; and

(iii) no Sellers’ Group Undertaking shall be liable to pay any shortfall under any such Insurance Policy.

9.2 The Purchaser shall not be entitled to make any claims after Completion under the Sellers’ Group’s “claims made” insurance policies.

9.3 The Purchaser shall make arrangements before Completion such that upon Completion it or the Target Group provides such collateral in respect of the Target Group’s deductible obligations as may be required by the insurer under the Insurance Policy relating to United States Workers’ Compensation and Employer’s Liability insurance.

9.4 Before Completion each Relevant Seller shall (a) not do or omit to be done anything which might render any of the Insurance Policies void or voidable and (b) notify the Purchaser promptly if any of the Insurance Policies is cancelled or varied in any respect.

9.5 Nothing in this Agreement shall prevent any Sellers’ Group Company from taking, cancelling, renewing, amending or not taking insurance on such basis or on such terms as it sees fit in respect of the period after Completion, save to the extent that to do so would be inconsistent with the Sellers’ express obligations pursuant to this Clause 9.

10. Intra-Group Loans, Affiliate Transactions and Target Group Cash

10.1 As at the Locked Box Date and as at the date of this Agreement, there are no outstanding Intra-Group Loans other than those described under Clause 4.2(c) in the Disclosure Schedule.

10.2 Except as set out under Clause 10.2 in the Disclosure Schedule, prior to or upon Completion, each Relevant Seller shall procure that any and all agreements, liabilities and other obligations between any of the Target Group Companies, on the one hand, and a Seller or any Sellers’ Group Undertaking or Affiliate of a Seller (excluding the Target Group Companies), on the other hand, other than any Intra-Group Trading Amount, are terminated, cancelled and discharged with no further obligations or liabilities whatsoever remaining thereunder.

10.3 On Completion:

(a) the Purchaser shall procure that each relevant Target Group Company repays to the relevant Sellers’ Group Company the amount of any Intra-Group Loans owing from such Target Group Company to such Sellers’ Group Company as at Completion and shall acknowledge on behalf of each relevant Target Group Company the repayment of the Intra-Group Loans referred to in Clause 10.3(b); and

(b) the Sellers shall procure that each relevant Sellers’ Group Company repays to the relevant Target Group Company the amount of any Intra-Group Loans owing from such Sellers’ Group Company to such Target Group Company and shall acknowledge on behalf of each relevant Sellers’ Group Company the repayment of the Intra-Group Loans in accordance with Clause 10.3(a).

10.4 Subject to compliance with applicable law, including legal requirements in the relevant jurisdiction with respect to dividends or to maintenance of a minimum cash balance or level of capital, each Relevant Seller shall be permitted to extract Target Group Cash from the Target Group from time to time between the date of this Agreement and Completion. To achieve this, the Relevant Seller shall be entitled to procure that any Target Group Company lends cash, repays a loan or pays a dividend, or otherwise lawfully returns cash, to any other Target Group Company that is able to pay a dividend, repay a loan or otherwise lawfully return cash to a Sellers’ Group Company.

10.5 Not later than the date falling one month after the date on which Completion occurs, the Purchaser shall pay to the Relevant Seller, as further consideration for the Shares, an amount or amounts in US dollars which are in total equal to the aggregate of all Target Group Cash as at close of business in each relevant jurisdiction on the date on which Completion occurs. Any amount of Target Group Cash expressed in a currency other than US dollars shall be translated into US dollars at the closing US dollar spot rate applicable to the balance of all such amounts as are expressed in that currency at close of business in London on the date on which Completion occurs, as quoted by Lloyds TSB Bank plc.

11. Confidential Information

11.1 Subject to Clauses 11.2 and 11.4, each of the Sellers undertakes to the Purchaser, for itself, its Affiliates and as agent and trustee for each Target Group Company, and the Purchaser undertakes to the Sellers, for itself, its Affiliates and as agent and trustee for each other Sellers’ Group Undertaking, that it shall treat as confidential all information received or obtained in connection with negotiating, entering into or performing this Agreement which relates to:

(a) the other party including, where that other party is the Sellers, any Sellers’ Group Undertaking and where that other party is the Purchaser, any Purchaser’s Group Undertaking;

(b) the provisions or the subject matter of this Agreement or any document referred to herein and any claim or potential claim thereunder; or

(c) the negotiations relating to this Agreement or any documents referred to herein.

11.2 Clause 11 does not apply to disclosure of any information:

(a) which is required to be disclosed by law, by a rule of a listing authority or stock exchange to which the disclosing party is subject or submits or by a Governmental Entity or other authority with relevant powers to which such party is subject or submits, whether or not the requirement has the force of law provided that the disclosure shall, so far as is practicable, be made after consultation with the other party and after taking into account the other party’s reasonable requirements as to its timing, content and manner of making or despatch;

(b) to an adviser for the purposes of advising in connection with the transactions contemplated by this Agreement provided that such disclosure is necessary or desirable for these purposes and is on the basis that Clause 11 applies to disclosure by the adviser;

(c) to a regulator or Governmental Entity for the purpose of satisfying the Conditions;

(d) to a director, officer or employee of a Purchaser’s Group Undertaking or of a Sellers’ Group Company whose function requires him to have the relevant confidential information;

(e) to the extent that the information has been made public by, or with the consent of, the other party; or

(f) relating to the Target Group in respect of the period prior to Completion by the Sellers when referring to the fact that the Target Group Companies were previously under the Sellers’ ownership, their historical results as such, the disposal of the Target Group by the Sellers and the disposal proceeds, including in Melrose PLC’s annual financial statements, analyst presentation or announcements.

11.3 The Confidentiality Agreement shall cease to have any force or effect from the Completion Date.

11.4 The provisions of this Clause 11 shall continue to apply after the termination of this Agreement without limit in time.

12. Announcements

12.1 Subject to Clause 12.2, no party may, before or after Completion, make or send a public announcement, communication or circular concerning the transactions referred to in this Agreement unless it has first obtained, in the case of the Purchaser, the Sellers’ or, in the case of the Sellers, the Purchaser’s written consent, which may not be unreasonably withheld or delayed.

12.2 Clause 12 does not apply to a public announcement, communication or circular:

(a) made or sent by the Purchaser after Completion to a customer, client or supplier of a Target Group Company informing it of the Purchaser’s purchase of the Shares;

(b) required by law, by a rule of a listing authority or stock exchange to which the party making or sending the announcement, communication or circular is subject or submits or by a Governmental Entity or other authority with relevant powers to which such party is subject or submits, whether or not the requirement has the force of law, provided that the public announcement, communication or circular shall, so far as is practicable, be made after consultation with the other party and after taking into account the reasonable requirements of the other party as to its timing, content and manner of making or despatch;

(c) to which the other party has given its prior written approval, such approval not to be unreasonably withheld or delayed; or

(d) by the Sellers after Completion which refers to the businesses of the Target Group as businesses previously under the Sellers’ ownership, their historical results as such, the disposal of the Target Group by the Sellers and the disposal proceeds.

12.3 For the avoidance of doubt, Clause 12 shall not prevent:

(a) the release, upon or immediately following the execution of this Agreement, by Melrose PLC of the Announcement;

(b) the release, at or immediately following Completion, by Melrose PLC of an announcement that Completion has occurred, as required under the Listing Rules; or

(c) the release by Melrose PLC or the Purchaser of a press announcement relating to the termination of this Agreement.

12.4 The provisions of this Clause 12 shall continue to apply after the termination of this Agreement and/or Completion without limit in time.

13. Costs

Except as set out in Clauses 4.5 and 14.4 or otherwise as specifically set out in this Agreement, each party shall pay its own costs relating to the negotiation, preparation, execution and performance by it of this Agreement and of each document referred to in it.

14. Tax Returns; Transfer Taxes; Other Tax Issues

14.1 Sellers Tax Returns. Each Relevant Seller (at the Relevant Seller’s expense) shall prepare and file or cause to be prepared and filed when due all Tax Returns that are required to be filed by or with respect to the Target Group Companies for taxable years or periods ending on or before the Completion Date. All such Tax Returns shall be prepared in a manner consistent with past practice. Each Relevant Seller shall provide the Purchaser with a draft of all such Tax Returns at least 40 days prior to the due date for filing each such Tax Return. Each Relevant Seller shall take account in such Tax Returns of any reasonable comments made by the Purchaser and shall not file any such Tax Return without the Purchaser’s prior written consent, which consent shall not be unreasonably withheld or delayed provided, however, that if the Purchaser has not objected within 10 days of the due date for filing, the Purchaser will be deemed to have consented. Each Relevant Seller shall keep the Purchaser fully informed of all matters relating to Tax Returns for the any taxable years or periods ending on or before the Completion Date.

14.2 Purchaser Tax Returns. The Purchaser shall prepare and file or cause to be prepared and filed when due all Tax Returns that are required to be filed by or with respect to the Target Group Companies for taxable years or periods ending after the Completion Date. All such Tax Returns for any Straddle Period or with respect to Taxes for which the Sellers may otherwise be liable under this Agreement shall be prepared in a manner consistent with practices and accounting methods of the Target Group Companies in effect as of the date of the Agreement. The Purchaser shall provide the Sellers with a draft of all Tax Returns for any Straddle Period or with respect to Taxes for which the Sellers may otherwise be liable under this Agreement, if any, at least 40 days prior to the due date for filing each such Tax Return. The Purchaser shall take account in such Tax Returns of any reasonable comments made by the Sellers and shall not file any such Tax Return without the Sellers’ prior written consent, which consent shall not be unreasonably withheld or delayed, provided, however, that if the Sellers have not objected within 10 days of the due date for filing, the Sellers will be deemed to have consented. The Purchaser shall not file any amended Tax Return on behalf of or with respect to the Companies for any period ending on or before the Completion Date, any Straddle Period, or any other period with respect to Taxes for which the Sellers may be liable under this Agreement, if any, without the Sellers’ prior written consent, which consent shall not be unreasonably withheld or delayed. The Purchaser shall keep the Sellers fully informed of all matters relating to Tax Returns for the Straddle Period.

14.3 Preparation Assistance. After the Completion Date, each Relevant Seller and the Purchaser shall (and shall cause their respective Affiliates to) give assistance reasonably requested by the other party in preparing any Tax Returns that such other party is responsible for preparing and filing in accordance with this Clause 14.

14.4 Transfer Taxes. The Purchaser shall bear the first $2.5 million of any stamp duty, stamp duty reserve tax, stamp duty land tax, real estate transfer tax and other similar transfer and registration Taxes, duties and fees (including any Chinese transfer tax, if applicable, payable in accordance with the Enterprise Income Tax Law of the People’s Republic of China and its Implementation Rules, Guoshuihan [2009] No.698, but excluding for the avoidance of doubt income, capital gains or other similar Taxes), if any, imposed directly or indirectly by reason of the transfer of the Shares contemplated by this Agreement (“Transfer Taxes”). The Relevant Sellers shall bear, in aggregate, the first $10 million of any Transfer Taxes in excess of $2.5 million and the Purchaser and the Relevant Seller shall bear in equal proportions any Transfer Taxes in excess of $12.5 million. For purposes of this Clause 14.4, any Austrian real property transfer Taxes associated with the transfer of the quota share representing a minority interest in Dynacast Österreich Gesellschaft m b H from Melrose UK 4 Limited (formerly Dynacast Investments Limited) to Dynacast (UK) Limited shall be included in the calculation of Transfer Taxes.

14.5 Sellers’ VAT Group. Each Relevant Seller shall procure that all reasonable steps are taken so as to ensure that each Target Group Company that is a member of a VAT Group of which a Sellers’ Group Company is the representative member or principal grouping entity (“RM”) (such a VAT Group being defined for the purposes of this Clause 14.5 as the “Sellers’ VAT Group”) shall cease to be so with effect from the Completion Date. The Purchaser shall provide or procure that each Target Group Company provides as soon as is reasonably practicable such information as is necessary and reasonably required to enable the RM to make the returns in respect of the Sellers’ VAT Group for any period in which the Target Group Company was a member of the Sellers’ VAT Group including, without limitation, all VAT invoices relating to supplies made to the Target Group Company in respect of which the tax point falls within that period. The RM shall fully and promptly discharge any net VAT liability arising in respect of any supplies, acquisitions or importations made (or deemed to have been made) by each Target Group Company on or before Completion and the Purchaser shall procure that each relevant Target Group Company shall pay to the RM an amount equal to such VAT liability save to the extent that the Purchaser could bring a claim in respect of such VAT under Clause 8.1, and each Relevant Seller shall procure that the RM shall pay to a Target Group Company an amount equal to any VAT recovered by the RM from a Tax Authority which is attributable to supplies to and acquisitions and imports made by that Target Group Company.

14.6 Group Payment Arrangements. Each Relevant Seller agrees to procure that the nominated company for any Group Payment Arrangement shall give notice to any relevant Tax Authority to the effect that all Target Group Companies will immediately cease from Completion to be a member of the Group Payment Arrangement. The Purchaser shall procure that each Target Group Company reimburses the nominated company for the payments of Tax made on its behalf under the relevant Group Payment Arrangement provided that no payment shall be made to the extent that the Sellers would have become liable to make any payment under Clause 8.1 in respect of such Tax. To the extent that any reimbursement payment made by a Target Group Company to the nominated company for the relevant Group Payment Arrangement in respect of its share of the Taxes due under the Group Payment Arrangement proves to be an overpayment then, to the extent that (a) such overpayment was treated as an asset in the 2010 Accounts, or (b) such overpayment relates to a period commencing after the Locked Box Date (save to the extent that the Purchaser has recovered an amount in respect of such overpayment under Clause 8.1), then each Relevant Seller shall procure that the nominated company for the relevant Group Payment Arrangement shall pay to the Target Group Company concerned the amount of such overpayment no later than five (5) Business Days after service by the Purchaser of a notice containing a written demand for repayment of such Tax.

14.7 Section 179A Election. Each Relevant Seller shall, to the extent permitted by law, enter into, or shall procure that a member of the Sellers’ Group enters into, such elections under section 179A of the Taxation of Chargeable Gains Act 1992 of the United Kingdom (or any equivalent or similar legislation in any other relevant jurisdiction in circumstances where, absent such election or elections, a Relevant Seller would be liable for the relevant Tax under Clause 8.1) as may be requested by the Purchaser so as to treat any disposal made or treated as made by any Target Group Company prior to or on the Completion Date as if, for the purposes of UK taxation of chargeable gains, it had been made by the Relevant Seller or a member of the Sellers’ Group.

14.8 Savings, Overprovisions etc.

(a) If the auditors for the time being of a Target Group Company certify in writing (at the request and expense of the Relevant Seller) to the Sellers and the Purchaser that:

(i) any provision for Tax (other than a provision for deferred Tax) in the 2010 Accounts is found (for reasons other than the availability of a Purchaser’s Relief or any Events taking place after the Locked Box Date) to be an over-provision (the amount of such over-provision being referred to as an “Over-provision”);

(ii) a Relief which was available before Completion (other than a Purchaser’s Relief) is available to a Target Group Company to reduce or eliminate Tax for which the Sellers are not liable under this Agreement (a “Sellers’ Relief”); or

(iii) a payment has been made by the Relevant Seller pursuant to Clause 8.1 in respect of Tax which gives rise to an actual saving (the “Saving”) of Tax for a Target Group Company or the Purchaser for which the Relevant Seller would not have been liable pursuant to Clause 8.1;

then the amount of the Over-provision and/or the amount of Tax saved by the Sellers’ Relief or Saving shall be set off against any payment then due from the Relevant Seller under Clause 8.1 or Clause 14.11 or (to the extent that it is not so set off), a refund of any previous payments made by the Relevant Seller under Clause 8.1 or Clause 14.11 (up to the excess amount of the Over-provision and/or the amount of Tax saved by the Sellers’ Relief or Saving, excluding the amount of any previous payments that have already been refunded pursuant to this Clause) shall be paid by the

Purchaser to the Relevant Seller within ten (10) Business Days of the Over-provision being discovered or of the saving of Tax by utilisation of the Sellers’ Relief or Saving being obtained, and to the extent that there remains any excess, the amount of that excess shall be carried forward and set off against any future payment or payments which become due from the Relevant Seller pursuant to Clause 8.1 or Clause 14.11.

(b) If any Target Group Company or the Purchaser discovers that there has been an Over-provision, Sellers’ Relief or Saving, the Purchaser shall, or shall procure that the Target Group Company concerned shall, as soon as reasonably practicable give full details thereof to the Sellers and the Purchaser shall, or shall procure that the Target Group Company concerned shall, supply to the Sellers such information as they may reasonably require to verify the amount of the Over-provision, Sellers’ Relief or Saving.

14.9 Tax Refunds.

(a) If a Target Group Company has received a refund of Tax in respect of a period ending on or before the Locked Box Date or in respect of a period beginning after the Locked Box Date and ending on or before Completion where such refund arises in respect of or in relation to any of the circumstances listed in paragraphs (4)(d)(i), (ii), (iii) and (iv) of Schedule 4 (the “Tax Refund”) (for reasons other than the availability of a Purchaser’s Relief) which was not treated as an asset in, or taken into account in, or in computing a provision for Tax in, the 2010 Accounts then the amount of the Tax Refund (less any Tax due on any interest element of the Tax Refund (or less any Tax that would have been due but for the availability of any Purchaser’s Relief)) shall be set off against any payment then due from the Relevant Seller under Clause 8.1 or Clause 14.11 or (to the extent that it is not so set off) shall be paid by the Purchaser to the Relevant Seller within ten (10) Business Days of the Tax Refund being obtained.

(b) If any Target Group Company or the Purchaser discovers that there has been a Tax Refund, the Purchaser shall, or shall procure that the Target Group Company concerned shall, as soon as reasonably practicable give full details thereof to the Sellers and the Purchaser shall, or shall procure that the Target Group Company concerned shall, supply to the Sellers such information as they may reasonably require to verify the amount of the Tax Refund.

14.10 Surrender of Losses.

(a) The Purchaser shall ensure that each Target Group Company shall (i) accept from each Relevant Seller, or any other company as the Relevant Seller may specify, the Surrender of Group Relief and the Surrender of Tax Refund as the Relevant Seller may at its sole discretion direct and to the extent permitted by law in respect of an accounting period of the Target Group Company beginning on or before Completion, and (ii) make to any company as each Relevant Seller may request the Surrender of Group Relief and the Surrender of Tax Refund (other than in respect of any Purchaser’s Relief) as the Relevant Seller may at its sole discretion direct and to the extent permitted by law in respect of an accounting period of the Target Group Company beginning on or before Completion.

(b) No Surrender of Group Relief or Surrender of Tax Refund shall be made under Clause 14.10(a)(ii) if the surrender would give rise to a Tax liability of the Target Group Company for which the Purchaser could make a Claim under Clause 8.1.

(c) In consideration of any surrender under Clause 14.10(a)(i) the Purchaser shall procure that the relevant Target Group Company shall pay to the Relevant Seller, or such company as the Relevant Seller directs, an amount equal to the amount of Tax from which the relevant Target Group Company is relieved as a result of the surrender, except to the extent that Tax is Tax in respect of which the Relevant Seller is or, but for the surrender, would be liable under Clause 8.1 (in which case no payment shall be due).

(d) Payment under Clause 14.10(c) shall be made on the date or, if the Corporation Tax (Instalment Payments) Regulations 1998 apply, the dates on which the corporation tax liability of the relevant Target Group Company in respect of the accounting period to which the surrender relates is, or but for the surrender would have been, due and payable provided that if the amount of Tax relieved is subsequently shown to have been less than the amount so paid (as a result of the relief being unavailable for surrender or incapable of off set) then the sum by which the amount paid exceeds the amount of Tax relieved shall be repaid by the Relevant Seller to the relevant Target Group Company.

(e) No payment shall be made for a surrender under Clause 14.10(a)(ii).

(f) Subject to the Purchaser and each relevant Target Group Company being indemnified and being kept indemnified on demand against all losses and costs which may thereby be incurred, the Purchaser shall and shall procure that the relevant Target Group Company shall use all reasonable endeavours to procure that full effect is given to the surrenders to be made under Clause 14.10(a) and that such surrenders are allowed in full by Her Majesty’s Revenue & Customs and Purchaser shall procure that the relevant Target Group Company shall sign and submit to Her Majesty’s Revenue & Customs all such notices of consent to surrender and all such other documents and returns as may be necessary to ensure that full effect is given to the relevant surrender.

14.11 Secondary liabilities.

(a) Each Relevant Seller will pay, or procure that there is paid, when due any Tax properly assessed on it or on any member of the Sellers’ Group (whether before, on or after Completion) where the Seller or a member of the Sellers’ Group is primarily liable for such Tax.

(b) Each Relevant Seller agrees to pay to the Purchaser two Business Days prior to the due date for payment an amount equal to the amount of any Tax for which any of the following:

(i) any Target Group Company;

(ii) any member of the Purchaser’s Group; or

(iii) any director or former director of any member of the Purchaser’s Group or of any Target Group Company (other than a person who was a director of any Target Group Company prior to Completion),

is or becomes liable by virtue of the failure of the Relevant Seller to comply with Clause 14.11(a) above except to the extent that such Tax:

(A) is either subject to a valid claim under this Agreement by the Relevant Seller which has not been satisfied or could be the subject of any such valid claim; or

(B) has been recovered by the Purchaser, any member of the Purchaser’s Group, any Target Group Company or any such director or former director under any relevant statutory provision (and the Purchaser shall procure that no such recovery is sought to the extent that payment has been made under this Clause 14.11(b)).

(c) The Purchaser will pay, or procure that there is paid, when due any Tax properly assessed on the Purchaser or any member of the Purchaser’s Group other than a Target Group Company (whether before, on or after Completion) or any Target Group Company (after Completion) where the Purchaser or a member of the Purchaser’s Group or a Target Group Company (as applicable) is primarily liable for such Tax.

(d) The Purchaser agrees to pay to the Sellers on the due date for payment an amount equal to the amount of any Tax for which any of the following:

(i) any member of the Sellers’ Group; or

(ii) any director or former director of any member of the Sellers’ Group or of any Target Group Company (other than a person who is or was a director of any Target Group Company after Completion),

is or becomes liable by virtue of the failure of the Purchaser to comply with Clause 14.11(c) above except to the extent that such Tax:

(A) is either subject to a valid claim under the Clause 8.1 by the Purchaser which has not been satisfied or could be the subject of any such valid claim; or

(B) has been recovered by the Relevant Seller, any member of the Sellers’ Group or any such director or former director under any relevant statutory provision (and each Relevant Seller shall procure that no such recovery is sought to the extent that payment has been made under this Clause 14.11(d)).

(e) Paragraphs (4)(o), (5), (6) and (7) of Schedule 4 and (in the case of a claim by the Purchaser only) paragraphs (4)(b) and (g) of Schedule 4 shall apply to Clauses 14.11(b) and 14.11(d) as they apply to the covenants contained in Clause 8.1, where necessary replacing references to the Relevant Seller by references to the Purchaser (and vice versa) and making any other necessary modifications.

14.12 None of the assets of the Target Group Companies (other than with respect of Dynacast US 1 LLC (formerly Melrose US 1 LLC) or its subsidiaries) constitute “United States real property interests” (as defined in Code section 897(c)). This Clause 14.12 shall not survive Completion.

15. General

15.1 A variation of this Agreement is valid only if it is in writing and signed by or on behalf of each party.

15.2 The failure to exercise or delay in exercising a right or remedy provided by this Agreement or by law does not impair or constitute a waiver of the right or remedy or an impairment of or a waiver of other rights or remedies. No single or partial exercise of a right or remedy provided by this Agreement or by law prevents further exercise of the right or remedy or, save as referred to in Clause 13, the exercise of another right or remedy.

15.3 The Sellers’ and the Purchaser’s rights and remedies contained in this Agreement are cumulative and not exclusive of rights or remedies provided by law.

15.4 Except to the extent that they have been performed and except where this Agreement provides otherwise, the obligations contained in this Agreement remain in force after Completion.

15.5 If the Purchaser fails to pay a sum due from it under Clause 10.5 of this Agreement on the due date of payment, it shall pay interest on the overdue sum from the due date of payment until the date on which its obligation to pay the sum is discharged at the Agreed Rate (accrued daily and compounded monthly).

15.6 Any payment made by a Seller to the Purchaser or by the Purchaser to the Sellers in respect of any claim under or pursuant to this Agreement (other than pursuant to Clause 3 or 10.2 or 10.3) shall be treated by the Purchaser and the Sellers as an adjustment to the Purchase Price of the Shares to the extent of the payment, such reduction being allocated to the Shares in the Target Company to which the claim relates or where the claim does not relate to a particular Target Company in proportion to the allocation of the Purchase Price as agreed or determined in accordance with Clause 3.2(b).

15.7 Save as otherwise provided herein, any payment to be made by any party under this Agreement shall be made in full without any set-off, restriction, condition or deduction for or on account of any counterclaim.

15.8 If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable under the laws of any jurisdiction, that shall not affect:

(a) the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or

(b) the legality, validity or enforceability under the laws of any other jurisdiction of that or another provision of this Agreement.

15.9 This Agreement shall be binding upon and inure solely to the benefit of the parties. Except as provided in Clauses 16.4, 16.5 and 19.5, nothing in this Agreement, express or implied, is intended to confer upon any person who is not a party to this Agreement any rights or remedies whatsoever under or by reason of this Agreement and no such person has a right under the Contracts (Rights of Third parties) Act 1999 to enforce any term of this Agreement.

15.10 All sums payable by the Sellers to the Purchaser under this Agreement shall be paid free and clear of all deductions or withholdings whatsoever unless the deduction or withholding is required by law. If any deductions or withholdings are required by law to be made from any of the sums payable under this Agreement, the Relevant Seller shall pay to the Purchaser such sum as will, after the deduction or withholding has been made, leave the Purchaser with the same amount as it would have been entitled to receive in the absence of any such requirement to make a deduction or withholding.

15.11 The recipient of an amount paid under Clause 15.10 shall claim from the appropriate Tax Authority any exemption, rate reduction, refund, credit or similar benefit (including pursuant to any relevant double tax treaty) to which it is entitled in respect of any deduction or withholding in respect of which a payment has been made pursuant to Clause 15.10 and, for such purposes shall, within any applicable time limits, submit any claims, notices, returns or applications and send a copy thereof to the payer. If the recipient of a payment under Clause 15.10 receives a credit for or refund of any Tax payable by it or similar benefit by reason of any deduction or withholding for or on account of Tax then it shall reimburse to the other party such part of such additional amounts paid to it pursuant to Clause 15.10 above as the recipient of the payment certifies to the other party will leave it (after such reimbursement) in no better and no worse position than it would have been if the other party had not been required to make such deduction or withholding.

15.12 If the Purchaser incurs a Tax liability which results from, or is calculated by reference to, any sum paid under this Agreement in relation to any indemnity, or if any of the Sellers incurs a Tax liability which results from, or is calculated by reference to, any sum paid under Clause 14.11(d),the amount so payable shall be increased by such amount as will ensure that, after payment of the Tax liability, the Purchaser or the Sellers (as the case may be) is left with a net sum equal to the sum it would have received had no such Tax liability arisen.

15.13 Nothing in this Agreement shall have the effect of limiting, restricting or excluding any liability arising as a result of any fraud.

15.14 Melrose PLC shall procure that each of Melrose Overseas Holdings Limited and Melrose UK 4 Limited (formerly Dynacast Investments Limited) fulfils its respective obligations pursuant to this Agreement and, in that connection, Melrose PLC hereby undertakes and agrees with and for the benefit of the Purchaser to cause the due payment, performance and observance by the other Sellers of all of the terms, covenants, conditions, agreements, indemnities and undertakings, on the part of the Sellers, to be paid, performed or observed under this Agreement or any Transaction Document in accordance with the terms hereof or thereof (all such terms, covenants, conditions, agreements, indemnities and undertakings on the part of the Sellers to be paid, performed or observed by the Sellers being collectively called the “Seller Obligations”). In the event that any Seller other than Melrose PLC shall fail in any manner whatsoever to pay, perform or observe any of its Seller Obligations when the same shall be required to be paid, performed or observed under this Agreement or any Transaction Document, then Melrose PLC will itself duly pay, perform or observe, or cause to be duly paid, performed or observed, such Seller Obligation.

16. Entire Agreement

In this Clause 16, the following definition applies:

“Representation” means representation, statement, assurance, covenant, undertaking, indemnity, guarantee or commitment (whether contractual or otherwise).

16.1 Subject to the provisions of Clause 11.3, this Agreement and each document referred to in it constitute the entire agreement and supersede any previous agreements between the parties relating to the subject matter of this Agreement.

16.2 Neither the Purchaser nor the Sellers are liable to the other party for a Representation that is not set out in this Agreement. The Purchaser and the Sellers agree that the only remedy or remedies for an untrue statement (whether through negligence or otherwise) contained in this Agreement are those set out in the Transaction Documents.

16.3 Each party acknowledges and represents that, for purposes of determining the liability of the Sellers under this Agreement, it has not entered into this Agreement in reliance on any Representation other than the Warranties or otherwise as set out in the Transaction Documents.

16.4 Other than as specifically set out in the Transaction Documents, each party acknowledges and represents that, for purposes of determining the liability of the Sellers under this Agreement, it has not relied on or been induced to enter into this Agreement by any Representation given by any member of the other party’s group or any adviser to or provider of finance to the other party’s group. Any such member of the other party’s group or adviser or provider of finance may enforce the terms of this Clause 16.4 subject to and in accordance with the provisions of the Contracts (Rights of Third Parties) Act 1999.

16.5 The Sellers undertake to the Purchaser for itself and as agent and trustee for each other Target Group Company that, in the event of a breach of this Agreement or otherwise, the Sellers and each other Sellers’ Group Company shall have no rights against, and may not make any claim against, any employee, director, shareholder, agent, officer or adviser of the Purchaser, its Affiliates or any member of the Target Group on whom it may have relied before agreeing to any term of, or entering into, this Agreement or any other agreement or document referred to herein, and that any such claim shall be made against the relevant party to this Agreement. The Purchaser undertakes to the Sellers for themselves and as agent and trustee for each other Sellers’ Group Undertaking that the Purchaser and each other Purchaser’s Group Undertaking has no rights against, and may not make any claim against, any employee, director, shareholder, agent, officer or adviser of any Sellers’ Group Undertaking on whom it may have relied before agreeing to any term of, or entering into, this Agreement or any other agreement or document referred to herein, save in the case of fraud, bad faith or deliberate concealment by such person, and that any such claim shall be made against the relevant party to this Agreement. Any such employee, director, shareholder, agent, officer or adviser may enforce the terms of this Clause 16.5 subject to and in accordance with the provisions of the Contracts (Rights of Third Parties) Act 1999.

16.6 The Purchaser and the Sellers agree that no party shall have any remedy or bring any action against the other or against any Sellers’ Group Undertaking or Purchaser’s Group Undertaking as the case may be in relation to (a) any previous agreements between them relating to the subject matter of this Agreement or (b) any Representation other than the Warranties or otherwise as set out in this Agreement.

16.7 Each of the Sellers undertakes (in the event that a claim is made against it in connection with the transactions contemplated by this Agreement) not to make a claim against any Target Group Company or any person who was at any time prior to Completion an employee, officer or director of any Target Group Company on whom the Sellers may have relied in negotiating this Agreement, save in the case of fraud, bad faith or deliberate concealment by such Target Group Company or person.

17. Assignment

17.1 The Purchaser may assign this Agreement and its rights hereunder (including the right to purchase the Shares) without restriction to any of its lenders (by way of security), Affiliates or direct or indirect subsidiaries, including KDI Acquisition LLC and KDI Luxembourg SARL, and accordingly any assignee of the Purchaser shall be entitled to enforce the same against the Sellers as if it were named in this Agreement as the Purchaser; provided that the (a) foregoing shall not relieve the Purchaser of its obligations hereunder and (b) liability of the Sellers as a result of the assignment shall not be greater than their liability had no assignment occurred.

17.2 The Sellers shall not delegate, transfer, or in any other way alienate any of its obligations under this Agreement whether in whole or in part.

18. Notices

18.1 A notice or other communication under or in connection with this Agreement (a “Notice”) shall be:

(a) in writing;

(b) in the English language; and

(c) delivered personally or sent by an internationally recognised next-day courier service to the party due to receive the Notice to the address set out in Clause 18.3 or to an alternative address and/or person specified by that party by written notice to the other party received not less than seven days before the Notice was despatched.

18.2 Unless there is evidence that it was received earlier, a Notice is deemed given if:

(a) delivered personally, when left at the address referred to in Clause 18.1(c); or

(b) sent by an internationally recognised next-day courier service, on the second Business Day following the date of despatch.

18.3 The address referred to in Clause 18.1(c) is:

Party	Address
The Sellers

Precision House

Arden Road

Alcester

Warwickshire

B49 6HN

Marked for the attention of Garry Barnes, Company Secretary

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

CityPoint

One Ropemaker Street

London EC2Y 9HU

Marked for the attention of Adam Signy

The Purchaser	c/o Kenner & Company, Inc. 437 Madison Avenue, Suite 2001 New York, New York 10022 Marked for the attention of Jeffrey L. Kenner

19. Governing Law And Jurisdiction

19.1 This Agreement is governed by and, except as otherwise expressly provided, to be construed in accordance with English law.

19.2 Except as otherwise expressly provided and subject to Clause 19.5, the courts of England have exclusive jurisdiction to settle any dispute arising from or connected with this Agreement (a “Dispute”) including a dispute regarding the existence, validity or termination of this Agreement or the consequences of its nullity.

19.3 Subject to Clause 19.5, the parties agree that the courts of England are the most appropriate and convenient courts to settle any Dispute and, accordingly, that they will not argue to the contrary.

19.4 The parties agree that the documents which start any proceedings relating to a Dispute (“Proceedings”) and any other documents required to be served in relation to those Proceedings may be served on the Sellers and the Purchaser in accordance with Clause 18. Process by which any Proceedings are begun in England may be served on the Purchaser by being delivered to Kenner & Company, Inc. c/o Mayer Brown International LLP, Bishopsgate, 201 Bishopsgate, London EC2M 3AF, United Kingdom, with a copy, which shall not constitute process, to the Purchaser in accordance with Clause 18. These documents may, however, be served in any other manner allowed by law. This Clause 19 applies to all Proceedings wherever started.

19.5 Notwithstanding Clauses 19.2 and 19.3, if the Purchaser fails to satisfy its obligations under Clause 6, or if the Sellers consider in their sole discretion that it is necessary or desirable to do so in order to exercise their rights under Clause 20, the Sellers shall have the right to commence proceedings relating to such failure against the Purchaser in any New York State court or federal court of the United States of America sitting in New York County, and any appellate court thereof.

19.6 Notwithstanding anything in this Agreement to the contrary, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof). The Debt Financing Sources are express third party beneficiaries of this Clause 19.6.

20. Specific Performance

Each party to this Agreement acknowledges that money damages would be both incalculable and an insufficient remedy for any breach of this Agreement by such party and that any such breach would cause the other party irreparable harm. Accordingly, each party to this Agreement also agrees that, in the event of any breach or threatened breach of the provisions of this Agreement by such party, the other party shall be entitled to equitable relief without the requirement of posting a bond or other security, including in the form of injunctions and orders for specific performance, in addition to all other remedies available to such other parties at law or in equity. Each party further agrees that prior to Completion, and provided that all of the Conditions have been satisfied or waived in accordance with this Agreement on or before 3.00 p.m. on the date falling five Business Days before the Long Stop Date, the Sellers shall be entitled:

(a) either (i) to seek specific performance to cause or (ii) in the name of, and on behalf of, the Purchaser to draw down all amounts under the Equity Commitment Letters; and

(b) to seek specific performance to cause the Purchaser to draw down all amounts under the Debt Commitment Letter, and/or take all other actions required (including filing lawsuits, whether seeking specific performance or as an action for damages, if necessary) to fully enforce its rights under the Purchaser’s Financing Agreements.

21. Counterparts

This Agreement may be executed in any number of counterparts, each of which when executed and delivered is an original and all of which together evidence the same agreement.

[signatures follow on the next page]

EXECUTED by the parties:

The Sellers

Signed by Geoff Martin	)
for and on behalf of	)
MELROSE PLC	)	/s/ Geoff Martin

Signed by Geoff Martin	)
for and on behalf of	)
MELROSE OVERSEAS	)
HOLDINGS LIMITED	)	/s/ Geoff Martin

Signed by Geoff Martin	)
for and on behalf of	)
MELROSE UK 4 LIMITED	)	/s/ Geoff Martin

[signatures continue on the next page]

The Purchaser

Signed by	/s/ Jeffrey L. Kenner	)
	Jeffrey L. Kenner, President	)
for and on behalf of		)
KDI HOLDINGS INC.		)